SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

GEORGIA-PACIFIC CORPORATION

(Name of Subject Company)

GEORGIA-PACIFIC CORPORATION

(Name of Person Filing Statement)

COMMON STOCK, $0.80 PAR VALUE

(Title of Class of Securities)

373298108

(CUSIP Number of Class of Securities)

James F. Kelley

Executive Vice-President and General Counsel

Georgia-Pacific Corporation

133 Peachtree Street, N.E.,

Atlanta, Georgia 30303

(404) 652-4000

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person Filing Statement)

with a copy to:

Creighton O’M. Condon

Shearman & Sterling LLP

599 Lexington Avenue

New York, New York 10022

(212) 848-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

The name of the subject company is Georgia-Pacific Corporation, a Georgia corporation (the “Company” or “Georgia-Pacific”). The address of the principal executive offices of the Company is 133 Peachtree Street, N.E., Atlanta, Georgia 30303. The telephone number of the Company at its principal executive offices is (404) 652-4000.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and schedules hereto, this “Statement”) relates is the common stock, par value $0.80 per share, of the Company (the “Shares”). As of November 11, 2005, there were 260,337,551 Shares issued and outstanding.

Item 2. Identity and Background of Filing Person.

The filing person is the subject company. The Company’s name, business address and business telephone number are set forth in Item 1 above.

This Statement relates to the tender offer by Koch Forest Products, Inc. (“Purchaser”), a Georgia corporation and an indirect wholly-owned subsidiary of Koch Industries, Inc., a Kansas corporation (“Parent” or “Koch Industries”), to acquire each issued and outstanding Share of the Company in exchange for $48.00 per Share, net to the seller in cash (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 17, 2005 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”). The Offer to Purchase and the Letter of Transmittal, together with any amendments or supplements thereto, collectively constitute the “Offer.” The Offer was commenced on November 17, 2005 and expires at 12:00 midnight, New York City time, on December 15, 2005, unless it is extended in accordance with its terms. The Offer is conditioned on, among other things, there being validly tendered and not withdrawn before the expiration of the Offer that number of Shares that, when added to Shares already owned by Parent and its subsidiaries, represents at least a majority of the Shares on a fully diluted basis and no less than a majority of the voting power of the outstanding shares of capital stock of the Company entitled to vote in the election of directors or upon the approval of the Merger Agreement (defined below) (the “Minimum Condition”).

The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, together with the exhibits and annexes thereto, the “Schedule TO”), filed by Parent and Purchaser with the Securities and Exchange Commission (the “SEC”) on November 17, 2005. The Offer to Purchase and the related Letter of Transmittal have been filed as Exhibit (a)(1)(A) and Exhibit (a)(1)(B) thereto, respectively.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of November 13, 2005, among the Company, Parent and the Purchaser (the “Merger Agreement”). The Merger Agreement provides, among other things, that as soon as reasonably practicable following the satisfaction or waiver of the conditions set forth therein, including the completion of the Offer, the Purchaser will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation (the “Surviving Corporation”) and as an indirect wholly-owned subsidiary of Parent. At the effective time of the Merger (the “Effective Time”), each Share then outstanding (other than treasury Shares and Shares that are owned by (i) Parent, the Purchaser or any other wholly-owned subsidiary of Parent or (ii) shareholders who have properly exercised dissenters’ rights under Article 13 of the Georgia Business Corporations Code (the “GBCC”)) will be converted into the right to receive cash in the amount of the Offer Price, without interest (the “Merger Consideration”). A copy of the Merger Agreement is filed herewith as Exhibit (e)(1) and is incorporated herein by reference.

As set forth in the Schedule TO, the principal executive offices of Parent and Purchaser are located at 4111 East 37th Street North, Wichita, Kansas 67220, and the telephone number at such principal executive offices is (316) 828-5500.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

The information contained in the Information Statement attached hereto as Schedule II is incorporated herein by reference. Each material agreement, arrangement or understanding and any actual or potential conflict of interest between the Company or its affiliates and (a) the Company’s executive officers, directors or affiliates or (b) Parent, the Purchaser or their respective executive officers, directors or affiliates, is either incorporated herein by reference as a result of the previous sentence or described below.

The Merger Agreement. The summary of the Merger Agreement and the description of the conditions to the Offer are contained in Section 13 of the Offer to Purchase (which is being mailed to the Company’s shareholders together with this Statement), which section is hereby incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Statement and is hereby incorporated herein by reference.

Confidentiality Agreement. In connection with Parent’s due diligence investigation of the Company, a Confidentiality Agreement, dated October 12, 2005 (the “Confidentiality Agreement”), was entered into between the Company and Parent. The Confidentiality Agreement contains customary provisions pursuant to which Parent has agreed to keep confidential all non-public, confidential information relating to the Company disclosed to it by the Company. This summary is qualified in its entirety by reference to the Confidentiality Agreement, which has been filed as Exhibit (e)(2) to this Statement and is hereby incorporated herein by reference.

Company Stock Plans. Pursuant to the terms of the Company’s 2005 Long Term Incentive Plan, the 1997 Long Term Incentive Plan, the Outside Directors Stock Plan, the 1995 Shareholder Value Incentive Plan, the Long Term Appreciation Plan and each other stock option, stock appreciation right or other equity incentive plan maintained by the Company (the “Company Stock Plans”), on the occurrence of a “change of control,” each outstanding option to purchase Shares (“Company Option”), stock appreciation right (“SAR”), whether settled in cash or Shares, and Shares subject to restrictions and forfeiture (“Restricted Shares”) will, by the existing terms of the Company Stock Plans and with no action of the Company, Koch Industries or Purchaser, become fully vested and exercisable. In addition, upon a “change of control” each performance award (“Performance Award”), and each other deferred right to receive in the future Shares or cash measured with reference to Shares granted pursuant to the Company Stock Plans will by the existing terms of the Company Stock Plans and with no action of the Company, Koch Industries or Purchaser, vest and the maximum amount of Shares or cash deliverable thereunder will be delivered as provided under such plans. The consummation of the Offer is a “change of control” as defined in each of the Company Stock Plans, which the Merger Agreement acknowledges.

It is anticipated that following the consummation of the Offer, the Management Development and Compensation Committee will, pursuant to its administrative authority under the equitable adjustment provisions of the relevant Company Stock Plans, provide that each Company Option and each SAR that is outstanding as of the consummation of the Merger shall be cancelled as of such date, and that the holder of such Company Option or SAR shall be paid promptly an amount in cash, subject to applicable withholding taxes, equal to the excess, if any, of the Merger Consideration over the exercise price of such award.

As a result of the foregoing, and assuming that the consummation of the Offer occurs on the earliest expiration date possible, a total of 6,596,092 outstanding unvested Company Options and SARs will become vested and exercisable, of which 2,032,324 are held by executive officers of the Company. The numbers of unvested Company Options and SARs so vesting, and the approximate dollar value thereof based on the Merger Consideration, for Messrs. Correll, Huff, Kelley, Paterson and Thomas (the “Named Executive Officers”) and all executive officers of the Company as a group are, respectively: Mr. Correll, 655,057 and $15,246,547; Mr. Huff, 153,100 and $3,410,885; Mr. Kelley, 122,857 and $2,721,194; Mr. Paterson, 132,261 and $2,908,333; Mr. Thomas, 326,925 and $7,183,650; and all executive officers as a group (including the Named Executive Officers), 2,032,324 and $44,916,619.

Using the same assumptions, the number and approximate dollar value of Restricted Shares held by the Named Executive Officers and all executive officers as a group that will vest upon consummation of the Offer are, respectively: Mr. Correll, 12,344 and $595,512; Mr. Huff, 864 and $41,472; Mr. Kelley, 1,872 and $89,856; Mr. Paterson, 864 and $41,472; Mr. Thomas, 4,228 and $202,944; and all executive officers as a group (including the Named Executive Officers), 79,275 and $3,805,200.

Again using the same assumptions, the number and approximate dollar value of Performance Awards held by the Named Executive Officers and all executive officers as a group that will be earned and become vested upon consummation of the Offer are, respectively: Mr. Correll, 511,990 and $49,151,040; Mr. Huff, 134,950 and $12,995,200; Mr. Kelley, 107,560 and $10,325,760; Mr. Paterson, 115,260 and $11,064,960; Mr. Thomas 283,950 and $27,259,200; and all executive officers as a group (including the Named Executive Officers), 1,807,390 and $173,509,440.

Change of Control Agreements. The Company has not entered into any change of control agreements or arrangements with its executive officers or other executives in connection with the Offer or the Merger. The Company had previously entered into “double trigger” change of control agreements with each of its executive officers and certain other executives providing for payments and other benefits if an executive’s employment is terminated under certain circumstances (death, disability, termination without cause or resignation for good reason) on or following a “change of control” as defined in these agreements (collectively, the “Change of Control Agreements”). The purchase of Shares pursuant to the Offer would constitute a “change of control” as that term is defined in the Change of Control Agreements. The Change of Control Agreements are described in the Section of Schedule II to this Statement entitled “Change of Control Agreements”.

Assuming that each of the executive officers is in fact terminated without cause or resigns for good reason on December 31, 2005, the respective amounts of cash severance payable to them (excluding accrued compensation and excise tax gross-ups) under the Change of Control Agreements are approximately as follows: Mr. Correll, $15,530,345; Mr. Huff, $6,440,122; Mr. Kelley, $5,828,669; Mr. Paterson, $4,872,240; Mr. Thomas, $11,237,159; and all executive officers as a group (including the Named Executive Officers), $71,858,310.

Company Employee Benefit Plans. Pursuant to the Merger Agreement, the Purchaser has agreed that, for the period commencing with the Effective Time of the Merger and ending on the first anniversary thereof, it will use good faith efforts to provide employees of the Company with base salary, employee benefits and incentive compensation (excluding equity compensation) opportunities that are in the aggregate substantially equivalent in value to the current benefits provided by the Company immediately prior to the Effective Time (other than with respect to change of control payments or other payments resulting from the Offer or the Merger), provided, that such covenant does not constitute a guarantee of employment and will not limit the ability of the Surviving Corporation to (a) make changes to salaries and incentive compensation related to job performance, (b) make changes to an individual employee’s employment status or compensation reflecting changes in employment or market conditions, (c) make changes to salaries, employee benefits and incentive compensation pursuant to negotiations of collective bargaining agreements and (d) amend and/or eliminate any benefit program, consistent with the other provisions of the Merger Agreement described above. Parent also agreed (to the extent an employee of the Company is brought under certain employee benefit plans of Parent) to cause such employee benefit plans of Parent to take into account, for purposes of eligibility, vesting, benefit accrual and eligibility to receive benefits (but excluding benefit accruals under any defined benefit pension plans), the service of such employee with the Company as if such service were with Parent, to the same extent that such service was credited under a comparable plan of the Company.

Indemnification of Directors and Officers. Pursuant to the Merger Agreement, the Company (as the Surviving Corporation) will indemnify, defend and hold harmless individuals who at the Effective Time of the Merger were present or former directors or officers of the Company (“Covered Persons”) as provided in the Company’s articles of incorporation, bylaws, and indemnification agreements as in effect on the date of the Merger Agreement. In addition, the Merger Agreement provides that the provisions relating to exculpation from liability, indemnification and advancement of expenses in the articles of incorporation and bylaws of the Company will not, for a period of six (6) years after the Effective Time of the Merger, be amended, repealed or otherwise modified in any manner that would be less favorable to Covered Persons. The Merger Agreement provides that these provisions may be enforced by Covered Persons.

The Company has also entered into indemnification agreements (each an “Indemnification Agreement”) with each of its directors. Each of the Indemnification Agreements is in substantially the same form as the others, and establishes certain terms as to indemnification and payment of expenses by the Company. This summary is qualified in its entirety by reference to the form of Indemnification Agreement, which has been filed as Exhibit (e)(3) to this Statement and is hereby incorporated herein by reference.

Directors’ and Officers’ Insurance. The Merger Agreement provides that Parent will cause the Surviving Corporation to maintain, for a period of at least six years after the Effective Time of the Merger, directors’ and officers’ liability insurance covering those persons who, as of the date of the Merger Agreement, were covered by the Company’s directors’ and officers’ liability insurance policies on terms no less favorable to the insured persons than those of the Company’s directors’ and officers’ liability insurance policies as of the date of the Merger Agreement. Under the terms of the Merger Agreement, such insurance coverage is required to be maintained only to the extent that the coverage can be maintained at an aggregate cost of not greater than 300% of the aggregate premium paid in 2004 for the Company’s directors’ and officers’ liability insurance policies. The Merger Agreement provides that the Covered Persons are intended third-party beneficiaries for purposes of this provision.

Sale of Stand-Alone Pulp Mills. The Company and certain of its subsidiaries are party to an Asset Stock and Purchase Agreement (the “Purchase Agreement”) entered into with Koch Cellulose, LLC (“Koch Cellulose”), an indirect wholly-owned subsidiary of the Parent, and dated as of February 26, 2004. The Purchase Agreement provided for the sale of the Company’s stand-alone pulp mills at Brunswick, Georgia, and New Augusta, Mississippi, along with a short-line railroad and the assets of two non-U.S. sales offices to Koch Cellulose and its subsidiaries for $610 million, including the assumption of $73 million of indebtedness. In connection with the sale, which was completed on May 7, 2004, the Company agreed to indemnify Koch Cellulose for certain losses incurred as a result of breaches of certain representations, warranties and covenants made by the Company in the Purchase Agreement, subject to, in certain circumstances, a deductible of $2 million and limited to a cap of $225 million. Most of these indemnities have terms ranging from 18 months to 10 years after the closing date and certain of such indemnities have no expiration date. Additionally, the Company agreed to indemnify Koch Cellulose for any losses related to pre-closing environmental liabilities. The environmental liability indemnity is subject to a deductible of $5 million and limited to a cap of $75 million, and it expires in May 2011. In connection with the Purchase Agreement, the Company and Koch Cellulose and their respective affiliates entered into a number of long-term ancillary agreements, including a wood and fiber supply agreement, a black liquor exchange agreement, a pulp supply agreement, turpentine brokerage agreements, a crude tall oil purchase agreement, a railroad services agreement, and a site services agreement.

Item 4. The Solicitation or Recommendation.

Recommendation of the Board of Directors

The Board of Directors of the Company (the “Board” or the “Board of Directors”), at a meeting held on November 13, 2005, unanimously determined that the Merger Agreement and the other transactions contemplated by the Merger Agreement, including the Offer and the Merger, upon the terms and conditions set forth in the Merger Agreement, are fair to and in the best interests of the Company and its shareholders. At this meeting, the Board unanimously approved, adopted and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES IN THE OFFER.

Background

In May 2004, the Company completed the sale of its stand-alone pulp mills at Brunswick, Georgia, and New Augusta, Mississippi, along with a short-line railroad and the assets of two non-U.S. sales offices, to Koch Cellulose and its subsidiaries for $610 million, including the assumption of $73 million of indebtedness.

In January and May 2005, the Company’s senior management gave a series of presentations to the Company’s Board on senior management’s financial plans and strategic alternatives for the 2006-2010 period for each of the Company’s principal business units (the “Strategic Business Plan”). The Board continued its review of the Strategic Business Plan in July, reviewing the management’s base case, and determining to consider alternatives to management’s base case at Board meetings scheduled for November 2005. The Company engaged a strategic consulting firm to assist management in its preparation of the Strategic Business Plan.

In May 2005, Mr. A.D. “Pete” Correll, the Chairman and Chief Executive Officer of the Company, received a telephone call from a private equity firm indicating that it would be prepared to consider making an offer for the Company in the low $40s per Share range if the Company were interested in pursuing such a transaction. Mr. Correll consulted with the Company’s Board of Directors and based on these consultations indicated that the Company was not at that time interested in pursuing a transaction of that nature.

On June 13 through 15, 2005, Mr. Correll was the guest of Mr. Charles G. Koch, Koch Industries’ Chairman and Chief Executive Officer, at a golf tournament in Wichita, Kansas. They discussed general business and economic conditions, but had no discussions regarding any possible transaction involving Koch Industries or the Company.

On September 29, 2005, an assistant to Mr. Koch called the office of Mr. Correll to request an appointment with Mr. Correll to discuss a matter of potential interest to the Company. A meeting of senior management of the two companies was then set for October 5, 2005 at the Company’s offices in Atlanta. During that meeting Mr. Koch and other Koch Industries representatives presented information to senior management of the Company about a possible transaction which would involve the Company spinning off to its shareholders its North American and International Consumer Products businesses, and its Bleached Pulp and Paper businesses, together with certain indebtedness and contingent liabilities, following which Koch Industries would purchase for cash all of the outstanding shares of the Company at a price of $7.89 per share (assuming net debt of $4.2 billion and $1.2 billion of contingent costs and liabilities). Koch Industries presented information showing that in the opinion of Koch Industries the net value of the businesses spun off to the Company’s shareholders would be approximately $38.11 per share (assuming net debt of $3.4 billion and 266 million Shares on a fully diluted basis), resulting in a total transaction value of $46.00 per Share. During that meeting, Koch Industries’ representatives also presented information about Koch Industries’ overall business, recent acquisitions and financial performance over recent years.

On October 7, 2005, Mr. Danny Huff, the Chief Financial Officer of the Company, in a conversation with a representative of Citigroup Global Capital Markets Inc. (“Citigroup”), Koch Industries’ financial advisor, said that after considering Koch Industries’ proposal, senior management of the Company did not think it would be acceptable to the Company’s Board of Directors, primarily due to uncertainties in properly valuing the businesses that would be spun off. He said that the Company had considered a similar spin-off transaction in 2002 and that the transaction presented numerous financing and organizational hurdles that would be expensive and disruptive to the Company’s business.

Later that same day, Mr. Steven Feilmeier, the Chief Financial Officer of Koch Industries, and Mr. David Park, the Managing Director of Corporate Development for Koch Industries, called Mr. Huff and said that Koch Industries would be prepared to discuss a transaction involving the acquisition of all the outstanding Shares at values substantially similar to the above-described proposal, adjusted downward for the costs of carrying out debt tender offers and redeeming certain Company debt. He said that Koch Industries proposed to commence preliminary due diligence on the Company’s business and operations, with particular focus on its asbestos liabilities, benefit plans, tax status and financing arrangements, and would then be prepared to present a specific proposal for such an acquisition to the Company’s Board of Directors.

On October 12, 2005, the Company and Koch Industries executed a confidentiality agreement containing customary terms and conditions.

On October 13 and 14, 2005, Mr. Correll called each of the Company’s directors to discuss with them Koch Industries’ interest in the Company.

On October 13 and 14, 2005, representatives of the Company and Koch Industries met to discuss various issues relating to the Company’s business and operations, including the diligence issues noted above. On October 17, 2005, senior management of the Company made a presentation to senior management of Koch Industries and representatives of Citigroup about the Company’s overall business and operations, individual operating divisions, historical financials, personnel organization and related matters. That evening, senior management of the two companies had dinner and further discussed the Company’s business.

On October 19, 2005, Mr. Feilmeier and Mr. Park and Mr. Huff and Mr. Tyler L. Woolson, Senior Vice President—Finance and Strategy and Treasurer of the Company, had further discussions regarding the Company and a potential transaction.

On October 20, 2005 Koch Industries sent the Company a letter submitting a proposal to acquire all of the outstanding shares of the Company’s common stock for $45.00 per share in cash with no financing contingency, subject to confirmatory due diligence and negotiation of a definitive merger agreement, a draft of which accompanied the proposal. Koch Industries’ proposal was conditioned on having exclusive negotiations with the Company and not as part of a broader process. Koch Industries’ proposal also stated that Koch Industries intended to continue to use the “Georgia-Pacific” name, to maintain the Company’s headquarters in Atlanta, and to operate the Company as a separate stand-alone company with its own Board of Directors. In addition to submitting a proposed merger agreement, Koch Industries also submitted a proposed exclusivity agreement and a list of additional due diligence requests regarding the Company’s business, operations and documents. Koch Industries expressed a desire to negotiate a final merger agreement in time to present it to the Company’s Board of Directors at the Company’s next scheduled Board meeting.

The Company’s Board of Directors met by telephone conference call on the evening of October 23, 2005 after having received Koch Industries’ proposal, as well as information prepared by Goldman, Sachs & Co. (“Goldman Sachs”), the Company’s financial advisor, about the proposed transaction. They were joined by representatives of Goldman Sachs and Shearman & Sterling LLP (“Shearman & Sterling”), outside counsel to the Company. The meeting opened with a presentation by counsel from Shearman & Sterling on the legal responsibilities of the Board members in considering the Koch Industries proposal. Mr. Correll then summarized the discussions to date between senior management of the Company and senior management of Koch Industries, as well as the terms of Koch Industries’ October 20 proposal. Following this summary, Goldman Sachs proceeded to present to the Board both a general overview of recent mergers and acquisitions activity and a preliminary assessment of the Koch proposal. At the conclusion of that meeting, the Board determined to consider the proposed transaction in greater detail at its previously scheduled meetings on November 4 and 5, at which time the Board was also scheduled to continue its review of the Company’s Strategic Business Plan, and to authorize senior management to conduct limited discussions with Koch Industries on key aspects of its acquisition proposal, to postpone any due diligence review requested by Koch Industries and to invite Koch Industries to submit a revised proposal for the Board’s consideration. The Board further determined to not agree to enter into any exclusivity agreement.

On October 24, 2005, Mr. Correll called Mr. Koch to advise him of these decisions of the Company’s Board of Directors.

On October 28, 2005, Mr. Feilmeier, Mr. Park, Mr. Tye Darland, the General Counsel—Corporate/Commercial of Koch Industries, and a representative of Latham & Watkins LLP (“Latham & Watkins”), counsel to Koch Industries, met with Mr. Huff, Mr. James Kelley, the General Counsel of the Company, and Mr. Kenneth Khoury, the Deputy General Counsel of the Company, and a representative of Shearman & Sterling at a meeting in Atlanta to discuss certain aspects of Koch Industries’ proposal and certain of the terms in the Koch Industries proposed merger agreement. The Company representatives explained to the Koch Industries representatives that various provisions in the draft merger agreement prepared by Koch Industries were not consistent with two key objectives of the Company should any transaction be approved by the Company’s Board. Those objectives were certainty that the transaction be completed if commenced, and that the terms of any merger agreement, including the amount of any termination fee and the terms governing the duration and structure of any tender offer, not unreasonably discourage potential alternative transactions or the Board’s ability to negotiate with any interested third parties. Koch Industries’ representatives acknowledged the issues raised by the Company and indicated agreement on a number of issues raised by the Company.

Following this meeting, Mr. Correll called Mr. Koch to suggest that Koch Industries reconsider its proposed per Share price in light of the Company’s upcoming Board meeting to further consider the proposal. Mr. Koch replied that he understood the Board’s response to be a request for Koch Industries’ best and final offer.

On November 1, 2005, representatives of Koch Industries met in person and telephonically with representatives of the Company to obtain additional information regarding the Company’s equity capitalization and to discuss various issues relating to tax matters, contingent costs and liabilities, including as to asbestos and the Company’s outstanding debt, as well as the Company’s request previously conveyed by Mr. Correll to Mr. Koch that Koch Industries consider improving its proposal.

Later that day, after canvassing all of the Company’s directors concerning the best negotiating strategy to obtain the most favorable proposal for consideration by the Board, Mr. Correll called Mr. Koch to confirm that Koch Industries should submit a revised proposal that represented Koch Industries’ best and final proposal for the Company prior to the Company’s Board meetings starting on November 4.

On November 2, 2005, Koch Industries sent the Company a letter setting forth its best and final proposal to purchase all outstanding shares of the Company common stock at a price of $48 per Share. The Koch Industries letter noted that Koch Industries had obtained a commitment from Citigroup to finance the debt portion of the proposed transaction, that there was no financing condition to the proposal and that Koch Industries’ proposal continued to be predicated upon the discussions between Koch Industries and the Company remaining exclusive and confidential. The letter also contemplated confirmatory due diligence during the week of November 6 and that a definitive merger agreement would be executed by November 13.

On November 4, 2005, prior to the start of any formal discussions on the Koch Industries proposal, the non-management members of the Board met for lunch to discuss the proposal and the process the Board wished to follow in considering it. Thereafter, on November 4 and 5, the Board met with senior management of the Company and representatives of Goldman Sachs and Shearman & Sterling. During the meetings, management gave an updated review of the Strategic Business Plan as originally scheduled; representatives of Goldman Sachs discussed with the Board the Company’s Strategic Business Plan and reviewed Goldman Sachs’ financial analysis of the Company and its principal business units and Koch Industries’ proposal and certain strategic alternatives; and counsel from Shearman & Sterling reviewed fiduciary matters. In the course of meetings over November 4 and 5, the non-management directors met separately on a number of occasions in executive session with and without representatives of Shearman & Sterling and Goldman Sachs to consider the Koch Industries proposal, alternatives to the proposal and the Board’s role in overseeing any further discussions with Koch Industries.

In addition, the non-management directors were provided with information regarding, and separately discussed, the interests of Messrs. Correll and Thomas and other members of management in the proposed transaction. See Item 3 of this Statement. In view of the potential separate interests of the management directors, during the meeting on November 5 the Board established a special committee of the Board of Directors comprised of the following non-management directors: Sir Richard V. Giordano, Donald V. Fites and M. Douglas Ivester. The special committee was charged with overseeing any discussions between representatives of the Company and Koch Industries.

During the meetings of November 4 and 5, the Board (including the non-management directors meeting in executive session) discussed the financial terms of the Koch Industries proposal and the value to shareholders of potential alternative actions the Company might take, including continuing to operate as an independent company, selling the Company, or spinning off or selling various business units of the Company. The Board discussed in detail the merits and risks associated with different strategic alternatives, including the risks of not achieving the Strategic Business Plan and the risks associated with any spin-off or sale of the Company’s principal business units and with the terms of the proposal from Koch Industries.

On November 5, at the conclusion of the two days of meetings, the Board determined to authorize senior management to enter into negotiations with Koch Industries to determine whether a satisfactory transaction could be negotiated during the week of November 7 and presented for the Board’s consideration. The Board instructed management to consult with the Special Committee and tentatively scheduled a Board meeting for November 13 to consider the transaction.

Later that afternoon and as instructed by the Board, Mr. Correll and Mr. Giordano (who were joined by representatives of Goldman Sachs and Shearman & Sterling) called Mr. Koch (who was joined by several senior management personnel of Koch Industries) and said that the Company’s Board had authorized continued discussions with Koch Industries based upon the $48 price, subject, among other things, to negotiation of a merger agreement that would provide the Company with a high degree of certainty of closing, ensure that the Company’s Board would have sufficient time to consider and respond to any competing offer to acquire the Company following announcement of a transaction with Koch Industries, and permit the Company to terminate the Koch Industries merger agreement to pursue a superior proposal and otherwise contain terms (including the size of any termination fee) that would not unreasonably discourage competing proposals. Mr. Koch reiterated that the Koch Industries proposal set out in its November 2 letter, including the $48 per Share price and the proposed terms of the merger agreement, represented Koch Industries’ best and final offer.

On November 6, Shearman & Sterling distributed to Koch Industries and its advisors a revised draft of the merger agreement. On November 7, representatives of the Company and Koch Industries and their respective counsel met to discuss certain significant issues raised in the Company’s revisions to the draft Merger Agreement.

On November 7 and 8, Mr. Koch and Mr. Correll spoke several times by telephone and discussed, among other things, certain terms of the proposed merger agreement.

On November 8 and 9, representatives of the Company gave presentations to representatives of Koch Industries and Citigroup on the Company and its business units as part of its confirmatory due diligence review. From November 8 through November 11, representatives of Koch Industries and their advisors, together with representatives of Citigroup and their counsel, also conducted documentary due diligence on the Company.

Also, during the week of November 7, representatives of the Company and Koch Industries met with representatives of Citigroup and Goldman Sachs to discuss a technical default under the Company’s long-term credit agreement, and an associated default under its secured accounts receivable program, that would occur upon the signing of the Merger Agreement. At the request of the Company, Goldman Sachs agreed to provide the Company with a $500 million line of credit for a period of ten days following announcement of any transaction in order to allow the Company time to secure such waivers. On November 15, 2005, the Company obtained the waiver of the default under the credit agreement triggered by the execution of the Merger Agreement and as a result the accounts receivable default was cured and the Goldman Sachs line of credit terminated pursuant to its terms.

From November 8 through November 12, counsel from Shearman & Sterling and Latham & Watkins negotiated and exchanged drafts of the merger agreement, and together with representatives of the Company, Goldman Sachs, Koch Industries and Citigroup held discussions to resolve outstanding issues in the agreement, including as to the structure of the Offer and the circumstances for extending the Offer, closing conditions, termination rights, triggers for payment of the termination fee and the amount of the termination fee. As a result of these discussions, the parties agreed to modifications in the merger agreement to provide, among other things, for a reduced termination fee, a more limited Company “material adverse effect” provision and closing condition and longer extension periods of the Offer if requested by the Company to consider alternative proposals, if any.

On November 9, senior management of the Company and representatives of Goldman Sachs and Shearman & Sterling had a telephonic meeting with the members of the special committee to update and consult with the committee members on the negotiations with Koch Industries and its representatives.

On November 11, senior management and representatives of Goldman Sachs and Shearman & Sterling had a telephonic meeting with Mr. Giordano and Mr. Ivester of the Special Committee to further update and consult with them on the negotiations with Koch Industries and its representatives. Among other things, representatives of Goldman Sachs reviewed the terms of Citigroup’s financing commitment to Koch Industries and representatives of Shearman & Sterling discussed certain terms under negotiation in the merger agreement.

On November 13, the Company’s Board of Directors met to review the transaction. During that meeting, Shearman & Sterling provided the Board with advice on the Board’s fiduciary duties in considering the transaction and reviewed in detail the proposed terms of the transaction. Counsel discussed, among other things, the structure of the transaction and the Offer, the Company’s representations, warranties and covenants, the ability of the Company to receive (but not to solicit) alternative proposals for the acquisition of the Company, termination rights of Koch Industries and Company, the circumstances in which a termination fee would be payable by the Company, the absence of any financing condition and the remedies of the Company against Koch Industries in the event that Koch Industries did not complete the transaction in breach of the merger agreement. Representatives of Goldman Sachs presented their financial analysis of the transaction. Goldman Sachs then delivered to the Board its oral opinion, subsequently confirmed in writing, to the effect that, as of November 13, 2005 and based upon and subject to the factors and assumptions set forth therein, the $48.00 per Share in cash to be received by the holders of Shares in the Offer and the Merger pursuant to the merger agreement was fair from a financial point of view to such holders.

The non-management directors of the Company’s Board then met in executive session with representatives of Shearman & Sterling and Goldman Sachs to consider the transaction and also discussed the interests of the management directors therein. Following the executive session, the full Board of Directors reconvened and voted unanimously to approve, adopt and declare advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger.

On November 13, 2005, Koch Industries, Purchaser and the Company executed the definitive Merger Agreement.

Reasons for the Recommendation of the Board of Directors

In reaching its recommendations described above in this Item 4, the Board considered a number of factors, including the following:

Transaction Financial Terms/Premium to Market Price. The Board considered the relationship of the consideration to be paid in the Offer and the Merger to recent and historical market prices of the Company’s common stock. The Offer Price of $48.00 per Share represented a 38.5% premium over the $34.65 closing price of such Shares on November 11, 2005 (the last trading day prior to the announcement of the Merger Agreement), a 26.8% premium over the 52-week high trading price of $37.85 per Share on December 28, 2004, which was also the highest trading price of the Shares over the last five years, and a 56.2% premium over the 52-week low trading price of the Shares of $30.73 on August 24, 2005. The Offer Price also represented premiums ranging from 50.1% to 40.2% over the trailing average prices for the Shares for periods ranging from the last month to the last twelve months.

Cash Consideration. The Board viewed as desirable that the Offer Price and Merger Consideration are payable in cash, thereby eliminating any uncertainties in valuing consideration. The Board considered that the cash consideration to be received by the holders of the Shares in the Offer and Merger would be taxable to such holders for U.S. federal income tax purposes.

Opinion of Financial Advisor. The written opinion of Goldman Sachs that, as of November 13, 2005 and based upon and subject to the factors and assumptions set forth therein, the $48.00 per Share in cash to be received by the holders of Shares in the Offer and the Merger pursuant to the Merger Agreement was fair from a financial point of view to such holders. The full text of the written opinion of Goldman Sachs, dated November 13, 2005, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Schedule I. Goldman

Sachs provided its opinion for the information and assistance of the Company’s Board of Directors in connection with its consideration of the Offer and the Merger. The Goldman Sachs opinion is not a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or how any holder of Shares should vote with respect to the Merger. Pursuant to an engagement letter between the Company and Goldman Sachs, the Company has agreed to pay Goldman Sachs a transaction fee, all of which is payable upon consummation of the Offer.

The Company’s Operating and Financial Condition. The Board considered the current and historical financial condition and results of operations of the Company, and the current and potential economic and operating conditions in the various businesses in which the Company operates.

Company’s Strategic Business Plan. The Board considered the Company’s Strategic Business Plan and the assumptions underlying such plan (including current and potential conditions in the industries in which the Company’s businesses operate), the potential market valuation of the Shares assuming the plan’s goals were achieved, and the risks involved in achieving the plan’s goals.

No Financing Condition. The Board considered the fact that the Offer would not be subject to a financing condition, that Koch Industries has significant financial capacity and that Citigroup had firmly committed $11 billion in cash financing to close the Offer and the Merger and the related transactions.

Strategic Alternatives. The Board considered the presentations of the Company’s management, Goldman Sachs and its own review with respect to trends in the industries in which the Company’s businesses operate and the strategic alternatives available to the Company, including remaining an independent public company, the possibility of spinning off or selling one or more of its existing businesses or being acquired by other companies, the possibility of acquisitions or mergers with other companies in such industries and other transactions, as well as the potential values, risks and uncertainties associated with such alternatives. The Board noted the risks associated with executing any such transaction and noted that any transaction involving spinning off or selling one or more of the Company’s businesses would leave the remaining Georgia-Pacific entity exposed to the Company’s existing and future liabilities for personal injury allegedly caused by asbestos-containing products previously manufactured by the Company. The Board determined not to pursue other strategic alternatives in light of its belief that the Offer maximized shareholder value and represented the best transaction reasonably available to shareholders.

Likelihood of Alternative Proposals. The Board considered, after discussions with Goldman Sachs and the Company’s senior management, that in light of (i) the limited number of possible strategic acquirers in the industries in which the Company operates, (ii) the difficulty for a financial sponsor to structure and secure the necessary equity and debt financing for an acquisition of the Company in view of the size and complexity of the Company’s business (including asbestos-related liabilities) and (iii) the price offered by Koch Industries, it was unlikely that any party would propose an alternative transaction that would be more favorable to the Company and its shareholders than the Offer and the Merger. The Board considered the possibility of approaching third parties prior to entering into an agreement with Koch Industries but concluded not to pursue this course in light of: the attractive price offered by Koch Industries; the potential disruption to the Company’s business that might arise from conducting a public auction of the Company or other “market check”; the likelihood that Koch Industries would withdraw its offer if the Company pursued an auction or contacted other parties; the lack of assurance that there would be another opportunity for the Company’s shareholders to receive a premium as significant as that contemplated by the Offer; and the right of the Company to terminate the Merger Agreement to pursue a superior proposal and the circumstances when a termination fee would be payable under the Merger Agreement, as well as the other factors described in this section.

Likelihood of Consummation. The Board considered that the Offer and the Merger would likely be consummated in light of the fact that (i) Koch Industries has committed financing and the financial ability and willingness to consummate the Offer and the Merger, (ii) the Offer and the Merger are not subject to any financing condition, (iii) the Offer and the Merger are subject to limited conditions and (iv) the proposed transaction was likely to receive prompt regulatory clearance.

Ability to Consider Alternative Transactions. The Board viewed favorably the fact that under the terms of the Merger Agreement, while the Company is prohibited from soliciting acquisition proposals from third parties, it may furnish information to and participate in negotiations with third parties in response to an unsolicited written acquisition proposal if (a) the Company’s Board of Directors reasonably determines in good faith, after consultation with its financial advisor and outside legal counsel, that the acquisition proposal is, or is reasonably likely to result in, a superior proposal and (b) delivers a notice of such determination together with certain other summary information regarding the acquisition proposal to Koch Industries. The Board also considered that on one occasion following notice to Koch Industries of receipt by the Company of any such acquisition proposal and delivery of a request to extend the Offer, the Merger Agreement requires Purchaser to extend the period during which the Offer would otherwise remain open by 15 business days from the date of delivery of such notice, thus allowing an adequate opportunity for alternative proposals to be made, associated due diligence to be conducted and definitive documentation to be negotiated with respect thereto, and for the Board to consider such alternative proposals and agreements, if any.

Ability to Terminate for a Superior Proposal. The Board viewed favorably the fact that the Board of Directors is permitted, subject to the payment to Koch Industries of a $370 million termination fee, to terminate the Merger Agreement if, prior to consummation of the Offer, (i) the Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that the Company has received a superior proposal and (ii) provides Koch Industries with an opportunity to modify the terms of the Offer in response to such proposal. The Board also believed that the termination fee was reasonable and would not be expected to materially deter an alternative acquisition proposal.

Timing for Obtaining Consideration. The Board considered that the Merger Agreement provides for a prompt cash tender offer for all Shares to be followed by a merger for the same per Share consideration, thereby enabling holders of the Shares, at the earliest possible time consistent with applicable law, to obtain the benefits of the transaction in exchange for their Shares.

Minimum Condition; Terms of the Offer. The Board considered the terms and conditions of the Offer, the Merger and the Merger Agreement, including the fact that the Offer is subject to a Minimum Condition and the fact that Purchaser may not waive the Minimum Condition without the Company’s consent. In addition, the Board viewed as desirable provisions in the Merger Agreement that prohibit Purchaser from changing the terms of the Offer without the consent of the Company in a manner that (i) decreases the Offer Price, (ii) reduces the maximum number of Shares to be purchased in the Offer or (iii) imposes additional or different conditions to the Offer than those set forth in the Merger Agreement.

Board Composition. The Board considered the provisions of the Merger Agreement that require that, following the designation of individuals to the Board of Directors by Purchaser after completion of the Offer, and until the Effective Time of the Merger, Mr. Correll and at least three current directors (or their replacements selected in accordance with the Merger Agreement) (the “Original Directors”) will remain on the Board, three of whom will not be members of management of the Company. As described in Section 13 of the Offer to Purchase under “Georgia-Pacific’s Board of Directors”, during such period the affirmative vote of the Original Directors will be required for certain actions by the Company, including any action by the Company that could adversely affect the interests of the Company’s shareholders (other than Koch Industries and Purchaser).

Future Operations of the Company. The Board considered Koch Industries’ undertaking that it would operate the Company as a stand-alone company with a separate board of directors, and would maintain the “Georgia-Pacific” name and the Company’s headquarters in Atlanta. The Board also considered management’s belief that the Company and Koch Industries have similar corporate cultures and values; that Koch Industries has been extremely successful in its business and operations; that Koch Industries has an excellent reputation and significant financial strength; and that the transaction would be a favorable transaction for the Company’s employees, customers and suppliers and the communities in which the Company is located.

Impact of the Transaction on Interim Operations of the Company. The Board considered the possible negative impact on the business of the Company between signing and closing due to the announcement of the

Offer, and the covenants made by the Company relating to the operation of its business between signing of the Merger Agreement and closing of the Offer.

Interests of Certain Persons. In making its recommendation, the Board of Directors was aware of and took into consideration the interests of certain executives of the Company, including Mr. Correll, the Chairman and Chief Executive Officer of the Company, and Mr. Thomas, the President and Chief Operating Officer of the Company, (both of whom are members of the Board of Directors) in the Offer and the Merger as a result of the arrangements referred to in Item 3 of this Statement, including that Mr. Correll had been asked to remain on the board of directors of the Surviving Corporation following the consummation of the Merger.

The foregoing discussion of the information and factors considered by the Company’s Board is not intended to be exhaustive, but includes the material factors considered by the Board. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Company’s Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. In addition, individual directors may have given differing weights to different factors. After weighing all of the different factors, the Board unanimously determined to recommend that the Company’s shareholders tender their Shares in the Offer.

Opinion of Financial Advisor

Goldman Sachs rendered its opinion to the Company’s Board of Directors that, as of November 13, 2005 and based upon and subject to the factors and assumptions set forth therein, the $48.00 per Share in cash to be received by the holders of Shares in the Offer and the Merger pursuant to the Merger Agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated November 13, 2005, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Schedule I. Goldman Sachs provided its opinion for the information and assistance of the Company’s Board of Directors in connection with its consideration of the Offer and the Merger. The Goldman Sachs opinion is not a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or how any holder of Shares should vote with respect to the Merger.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the Merger Agreement;

•	annual reports to shareholders and Annual Reports on Form 10-K of the Company for the five calendar years ended December 31, 2004;

•	certain interim reports to shareholders and Quarterly Reports on Form 10-Q of the Company;

•	certain other communications from the Company to its shareholders; and

•	certain internal financial analyses and forecasts for the Company prepared by its management.

Goldman Sachs also held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company. In addition, Goldman Sachs reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the paper and forest products industry specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as it considered appropriate.

Goldman Sachs relied upon the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by it and assumed such accuracy and completeness for purposes of rendering the opinion described above. In that regard, Goldman Sachs assumed with the consent of the Company’s

Board of Directors that the internal financial analyses and forecasts for the Company prepared by its management and reviewed by Goldman Sachs had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Company. In addition, Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any derivative or off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries, nor was any evaluation or appraisal of the assets or liabilities of the Company or any of its subsidiaries furnished to Goldman Sachs. Goldman Sachs’ opinion does not address the underlying business decision of the Company to engage in the Offer or the Merger.

The following is a summary of the material financial analyses delivered by Goldman Sachs to the Board of Directors of the Company in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before November 11, 2005 and is not necessarily indicative of current market conditions.

Historical Stock Trading Analysis. Goldman Sachs reviewed the historical trading prices and volumes for the Shares for the five-year period ended November 11, 2005. In addition, Goldman Sachs analyzed the consideration to be received by holders of Shares pursuant to the Merger Agreement in relation to the latest twelve months high, low and average market prices of the Shares.

This analysis indicated that the price per Share to be paid to the Company shareholders pursuant to the Offer and the Merger represented:

•	a premium of 38.5% based on the closing price per Share on November 11, 2005, the last trading day before the announcement of the Offer, of $34.65 per Share;

•	a premium of 56.2% based on the latest fifty-two weeks low market closing price as of November 11, 2005 of $30.73 per share;

•	a premium of 26.8% based on the latest fifty-two weeks high market closing price as of November 11, 2005 of $37.85 per share;

•	a premium of 44.7% based on the latest 10-day average market price as of November 11, 2005 of $33.16 per Share;

•	a premium of 49.3% based on the latest one-month average market price as of November 11, 2005 of $32.15 per Share;

•	a premium of 48.1% based on the latest three-month average market price as of November 11, 2005 of $32.42 per Share;

•	a premium of 46.1% based on the latest six-month average market price as of November 11, 2005 of $32.85 per Share;

•	a premium of 40.4% based on the latest twelve-month average market price as of November 11, 2005 of $34.19 per Share;

•	a premium of 68.0% based on the latest three-year average market price as of November 11, 2005 of $28.57 per Share; and

•	a premium of 70.2% based on the latest five-year average market price as of November 11, 2005 of $28.20 per Share.

Selected Companies Analysis. Goldman Sachs reviewed and compared certain financial information for the Company to corresponding financial information and public market multiples for the following publicly traded corporations in the paper and forest products, consumer products, and wood products industries:

•	International Paper Company;

•	Weyerhaeuser Company;

•	Smurfit-Stone Container Corporation;

•	MeadWestvaco Corporation;

•	Packaging Corporation of America;

•	Svenska Cellulosa AB (SCA);

•	Kimberly-Clark Company;

•	Louisiana-Pacific Corporation;

•	West Fraser Timber Company Limited;

•	Norbord Industries, Inc.; and

•	Canfor Corporation.

Although none of the selected companies is directly comparable to the Company, the companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of the Company.

Goldman Sachs also calculated and compared various financial multiples based on financial data as of November 11, 2005, information it obtained from SEC filings and Institutional Brokers’ Estimate System (IBES) estimates. The multiples of the Company were calculated using the closing price for the Shares on November 11, 2005. The multiples of the Company were based on information provided by the Company’s management, information obtained from SEC filings and IBES estimates. The multiples for each of the selected companies were based on the most recent publicly available information, information obtained from SEC filings and IBES estimates. With respect to the selected companies, Goldman Sachs calculated:

•	enterprise value, which is the market value of common equity plus the book value of debt, less cash, as a multiple of latest twelve months earnings before interest, taxes and depreciation and amortization, or EBITDA;

•	enterprise value, as a multiple of estimated EBITDA for 2005; and

•	enterprise value, as a multiple of estimated EBITDA for 2006.

The results of these analyses are summarized as follows:

Enterprise Value as a multiple of:	Selected Companies			Georgia- Pacific
	Range	Mean	Median

LTM EBITDA	2.3x-10.0x	6.1x	5.9x	6.4x

2005 EBITDA	3.0x-11.8x	7.4x	7.3x	6.3x

2006 EBITDA	4.9x-10.1x	7.2x	7.3x	5.8x

Discounted Cash Flow Analysis. Goldman Sachs performed a discounted cash flow analysis on the Company using the Company’s management projections. Goldman Sachs calculated implied prices per Share using illustrative terminal values in the year 2010 based on multiples ranging from 6.0x EBITDA to 7.0x EBITDA. These illustrative terminal values were then discounted to calculate implied indications of present values using discount rates ranging from 8.0% to 10.0%. The various ranges for discount rates were chosen based on theoretical analyses of cost of capital. The following table presents the results of this analysis:

Illustrative Per Share Value Indications
Georgia-Pacific	$38.49-$52.04

In addition to the analysis above, Goldman Sachs analyzed sensitivities to the implied indications of present values resulting from the discounted cash flow analysis assuming a terminal value multiple of 6.5x for 2010 EBITDA and a discount rate of 9.0%. When these sensitivities were based on upward and downward adjustments of up to 1.0% to management’s projected sales growth and of up to 2.0% to management’s projected EBIT margins, the analysis showed illustrative value indications per Share ranging from $32.43 to $58.53.

Selected Transactions Analysis. Goldman Sachs analyzed certain information relating to the following selected transactions (listed by acquirer/target) in the paper and forest products industry since 1995:

•	International Paper Company / Federal Paper Board Corporation (1995);

•	James River Corporation / Fort Howard Corporation (1997);

•	International Paper Company / Union Camp Corporation (1998);

•	Weyerhaeuser Company / MacMillan Bloedel Limited (1999);

•	Stora Enso Oyj / Consolidated Papers, Inc. (2000);

•	International Paper Company / Champion International Corporation (2000);

•	Georgia-Pacific / Fort James Corporation (2000);

•	Mead Corporation / Westvaco Corporation (2001);

•	Weyerhaeuser Company / Willamette Industries, Inc. (2002);

•	Madison Dearborn Partners LLC / Jefferson Smurfit Group (2002);

•	Madison Dearborn Partners LLC / Boise Cascade Corporation (2004); and

•	Cerberus Capital Management, LP / NewPage Corporation (2005).

For each of the selected transactions, Goldman Sachs calculated and compared enterprise value as a multiple of latest twelve months EBITDA and enterprise value premium over the target’s undisturbed share price prior to the date that the transaction was announced. Goldman Sachs calculated the enterprise value as a multiple of LTM EBITDA for the Company based on the Company management’s forecast for fiscal year 2005 and the premium for the proposed transaction over the average closing price for the Company’s Shares for the month ending November 11, 2005.

The following table presents the results of this analysis:

Transaction	Enterprise Value as a Multiple of LTM EBITDA	Premium over the Target’s Undisturbed Share Price Prior to Announcement
International Paper / Federal Paper	6.5x	48.6%
James River / Fort Howard	9.2x	43.3%
International Paper / Union Camp	11.9x	60.5%
Weyerhaeuser / MacMillan Bloedel	8.3x	54.6%
Stora Enso / Consolidated	13.3x	63.3%
International Paper / Champion	9.4x	48.1%
Georgia-Pacific / Fort James	8.9x	56.7%
Mead / Westvaco	6.9x	16.0%
Weyerhaeuser / Willamette	9.8x	59.7%
Madison Dearborn / Jefferson	4.9x	NA
Madison Dearborn / Boise	8.8x	NA
Cerberus / NewPage	7.2x	NA
Proposed Transaction	7.7x	49.3%

Additional Premium Analysis. Goldman Sachs analyzed the premium paid, calculated relative to the target’s share price four weeks prior to the date that the transaction was announced, for the twenty largest transactions in the United States announced in 2005. The following table presents the result of this analysis:

Premiums for Top 20 2005 U.S. Transaction:	Selected Companies					Georgia- Pacific
	Range	Mean		Median
Top 20 2005 U.S. Transactions	(3.4)%-37.3%	21.9	%*	23.8	%*	38.5%
*	Negative premiums are excluded.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to the Company or the contemplated transaction.

Goldman Sachs prepared these analyses for purposes of Goldman Sachs providing its opinion to the Company’s Board of Directors as to the fairness from a financial point of view of the $48.00 per Share in cash to be received by the holders of Shares in the Offer and the Merger pursuant to the Merger Agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of the Company, Koch Industries, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The Offer Price and the Merger Consideration were determined through arms’-length negotiations between the Company and Koch Industries and were approved by the Company’s Board of Directors. Goldman Sachs provided advice to the Company during these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to the Company or its Board of Directors or that any specific amount of consideration constituted the only appropriate consideration for the Offer or the Merger.

As described above, Goldman Sachs’ opinion to the Company’s Board of Directors was one of many factors taken into consideration by the Company’s Board of Directors in making its determination to approve the Merger Agreement, the Offer and the Merger. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Schedule I.

Goldman Sachs and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. Goldman Sachs has acted as financial advisor to the Company in connection with, and has participated in certain of the negotiations leading to, the transaction contemplated by the Merger Agreement. In addition, Goldman Sachs has provided certain investment banking services to the Company from time to time, including having acted as joint lead manager with respect to the offering of the Company’s 8-7/8% and 9-3/8% Senior Notes due 2010 and 2013, respectively (aggregate principal amounts of $700,000,000 and $800,000,000, respectively) in January 2003; co-lead manager with respect to the offering of the Company’s 7-3/8% Senior Notes due 2008 (aggregate principal amount of $500,000,000) in May 2003; co-manager with respect to the offering of the Company’s 8.0%

Senior Notes due 2024 (aggregate principal amount of $500,000,000) in December 2003; and the Company’s financial advisor in connection with the sale of the Company’s building products distribution business in May 2004. Goldman Sachs has provided certain investment banking services to Koch Industries from time to time, including having acted as Koch Industries’ financial advisor in connection with the sale of Koch Industries’ natural gas liquids business in July 2005. Goldman Sachs also may provide investment banking services to the Company and Koch Industries in the future. In connection with the above-described investment banking services Goldman Sachs has received, and may receive, compensation.

In connection with the Offer and the Merger, Goldman Sachs expects to act as a dealer manager in the Company’s offer to purchase its outstanding notes, including the 9.375% Senior Notes due 2013 (aggregate principal amount of $775,000,000), the 8.875% Senior Notes due 2010 (aggregate principal amount of $700,000,000), the 7-3/8% Senior Notes due 2008 (aggregate principal amount of $350,000,000), the 8% Senior Notes due 2014 (aggregate principal amount of $150,000,000), the 6-7/8% Senior Notes due 2007 (aggregate principal amount $300,000,000), the 7-3/4% Debentures due 2023 (aggregate principal amount $88,000,000) and the 9-1/4% Debentures due 2021 (aggregate principal amount $30,715,000). Goldman Sachs had also indicated that it expected to provide, and did provide, the Company with a $500,000,000 senior unsecured revolving credit facility, which matured on November 15, 2005. In connection with the above-described investment banking services Goldman Sachs may receive compensation.

Goldman, Sachs & Co. is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, risk management, hedging, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Goldman, Sachs & Co. and its affiliates may provide such service to the Company, Koch Industries and their respective affiliates, may actively trade the debt and equity securities (or related derivative securities) of the Company for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities.

The Company selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Offer and the Merger. Pursuant to a letter agreement dated October 22, 2005, the Company engaged Goldman Sachs to act as its financial advisor in connection with the contemplated transaction. Pursuant to the terms of this engagement letter, the Company has agreed to pay Goldman Sachs a transaction fee, all of which is payable upon consummation of the transaction. In addition, the Company has agreed to reimburse Goldman Sachs for its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws. In addition, the Company has agreed to pay Goldman Sachs a transaction fee if the Company terminates the Merger Agreement under certain circumstances.

Intent to Tender

To the best knowledge of the Company, each executive officer, director, affiliate or subsidiary of the Company who owns Shares presently intends to tender in the Offer all Shares that he or she owns of record or beneficially, other than Shares, if any, that he or she may have the right to purchase by exercising stock options, or similar rights to acquire Shares, and Shares, if any, that if tendered would cause him or her to incur liability under the short-swing profits provisions of the Securities Exchange Act of 1934, as amended.

Item 5. Persons/Assets Retained, Employed, Compensated or Used.

The Company selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Offer and the Merger. Pursuant to a letter agreement dated October 22, 2005, the Company engaged Goldman Sachs to act as its financial advisor in connection with the contemplated transaction. Pursuant to the terms of this engagement letter, the Company has agreed to pay Goldman Sachs a transaction fee, all of which is payable upon consummation of the transaction. In addition, the Company has agreed to reimburse Goldman Sachs for its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws. In addition, the Company has agreed to pay Goldman Sachs a transaction fee if the Company terminates the Merger Agreement under certain circumstances.

Except as described above, neither the Company, nor any person acting on its behalf, has employed, retained or agreed to compensate any person or class of persons to make solicitations or recommendations in connection with the Offer or the Merger.

Item 6. Interest in Securities of the Subject Company.

No transactions in Shares have been effected during the past 60 days by the Company or, to the knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company, other than in the ordinary course of business in connection with the Company’s employee benefit plans.

Item 7. Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Statement, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to: (i) a tender offer for or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.

Except as set forth in this Statement, there are no transactions, resolutions of the Board of Directors, agreements in principle, or signed contracts entered into in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8. Additional Information.

Debt Tender Offers.

On November 13, 2005, the Company announced its intention to promptly commence tender offers for approximately $2.6 billion of the Company’s outstanding debt, as well as select debt issued by its subsidiary, Fort James Corporation.

The Company also intends to solicit consents from the holders of such debt in order to eliminate certain restrictive covenants in the indentures governing these debt securities.

Consummation of these debt tender offers is subject to certain conditions, including completion of the Offer and the Merger. Koch Industries will provide the funding to pay for all bonds tendered.

Georgia Business Corporation Code.

The Company is incorporated under the laws of the State of Georgia. The following provisions of the GBCC are therefore applicable to the Offer and the Merger.

Short-Form Merger. Section 14-2-1104 of the GBCC provides that, if a corporation owns at least 90% of the outstanding shares of each class and series of a subsidiary corporation, the parent corporation may merge the subsidiary corporation into itself or into another such subsidiary or merge itself into the subsidiary corporation, in each case without the approval of the board of directors or the shareholders of the subsidiary corporation (such merger, a “Short-Form Merger”). In the event that Koch Industries, the Purchaser and any other subsidiaries of Koch Industries acquire in the aggregate at least 90% of each class and series of capital stock of the Company in the Offer or otherwise (and including as a result of its exercise of the Top-Up Option), then the Short-Form Merger will be effected without a meeting of the shareholders of Georgia-Pacific, subject to compliance with the provisions of Section 14-2-1104 of the GBCC. If the Purchaser fails to purchase 90% of the issued and outstanding Shares in the Offer, but purchases more than 88% of the issued and outstanding Shares, subject to certain limitations set forth in the Merger Agreement, the Purchaser may exercise its Top-Up Option to purchase a number of Shares that, when added to the number of Shares owned by the Purchaser at the time of such exercise, constitutes one share more than 90% of the Shares then outstanding, so long as the issuance of Shares pursuant to the Top-Up Option would not require shareholder approval under NYSE Rule 312.03, which generally requires shareholder approval prior to the issuance of a number of shares in any transaction that upon issuance would be equal to or in excess of 20% of the voting power outstanding before the issuance. The Purchaser could also seek to purchase additional Shares in the open market or otherwise in order to reach the 90% threshold and employ a Short-Form Merger. According to the Merger Agreement, the Purchaser is required to effect a Short-Form Merger if permitted to do so under the GBCC.

Dissenters’ Rights. Holders of the Shares do not have dissenters’ rights in connection with the Offer. However, if the Merger (including a Short-Form Merger) is consummated, holders of the Shares at the effective time of the Merger will have certain rights under the provisions of Article 13 of the GBCC, including the right to dissent from the Merger and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Dissenting shareholders of the Company who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares (excluding any appreciation or depreciation in anticipation of the Merger) and to receive payment of such fair value in cash, together with a fair rate of interest thereon, if any. Any such judicial determination of the fair value of the Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the Merger or the market value of the Shares. The value so determined could be more or less than the price per Share to be paid in the Merger.

The foregoing summary of the rights of shareholders seeking dissenters’ rights under the GBCC does not purport to be a complete statement of the procedures to be followed by shareholders desiring to exercise any dissenters’ rights available under the GBCC. The preservation and exercise of dissenters’ rights require strict adherence to the applicable provisions of the GBCC. If a shareholder withdraws or loses his right to dissent, such holder’s Shares will be automatically converted in the Merger into, and represent only the right to receive, the price per Share to be paid in the Merger, without interest.

Business Combination and Fair Price Provisions. The Company has elected in its bylaws to be subject to Sections 1131 through 1133 (the “Business Combination Provisions”) and Sections 1110 through 1113 (the “Fair Price Provisions”) of the GBCC. In general, the Business Combination Provisions prevent an “interested shareholder” (which includes a person who is the beneficial owner of 10% or more of the voting power of the outstanding voting shares of a corporation) from engaging in a “business combination” (defined as a variety of transactions, including mergers) with a Georgia corporation for a period of five years following the time such person became an interested shareholder. However, this prohibition does not apply if prior to the time that such person became an interested shareholder, the “business combination” or the transaction which resulted in such person becoming an interested shareholder is approved by the board of directors of the corporation. In addition, the Fair Price Provisions provide that a business combination with an interested shareholder must meet specified fair pricing criteria and certain other tests unless the business combination is unanimously approved by the directors of the corporation that are not affiliated or otherwise associated with the interested shareholder, provided that there are at least three such directors. The Company’s Board has unanimously approved the Offer, the Merger Agreement and the Merger, including with specific reference to the Business Combination Provisions and the Fair Price Provisions. Accordingly, the Company does not believe that the substantive restrictions of the Business Combination Provisions or the Fair Price Provisions will apply to the Offer and the Merger. The foregoing description of Sections 1131 through 1133 and Sections 1110 through 1113 of the GBCC does not purport to be complete and is qualified in its entirety by reference to the provisions of Sections 1131 through 1133 and Sections 1110 through 1113 of the GBCC.

Antitrust.

The United States. The Offer and the Merger are subject to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), which provides that certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “DOJ”) and the Federal Trade Commission (the “FTC”) and certain waiting period requirements have been satisfied.

On November 16, 2005, each of Koch Industries and the Company filed under the HSR Act a Notification and Report Form for Certain Mergers and Acquisitions with the DOJ and the FTC in connection with the purchase of the Shares pursuant to the Offer and the Merger. The filings will be subject to a 15-day initial waiting period, for which early termination was requested. Under the provisions of the HSR Act applicable to the Offer and the Merger, this waiting period will expire at 11:59 p.m., New York City time, on December 1, 2005, unless early termination of the waiting period is granted. However, the DOJ or the FTC may extend the waiting period by requesting additional information or documentary material from Koch Industries or the Company. If such a request is made, such waiting period will expire at 11:59 p.m., New York City time, on the tenth day after substantial compliance by Koch Industries and the Company with such request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. Thereafter, such waiting period may be extended only by court order or with the consent of Koch Industries. In practice, complying with a request for addition information or material can take a significant amount of time. In addition, if the DOJ or the FTC raises substantive issues in connection with a proposed transaction, the parties frequently engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay the transaction while such negotiations continue. The Purchaser is not required to accept for payment Shares tendered pursuant to the Offer unless and until the waiting period requirements imposed by the HSR Act with respect to the Offer have been satisfied.

The FTC and the DOJ frequently scrutinize the legality under the Antitrust Laws (as defined below) of transactions such as the Purchaser’s acquisition of Shares pursuant to the Offer and the Merger. At any time before or after the Purchaser’s acquisition of Shares, either or both the DOJ or the FTC could take such action under the Antitrust Laws as it or they deems or deem necessary or desirable in the public interest, including seeking to enjoin the acquisition of Shares pursuant to the Offer or otherwise seeking divestiture of Shares acquired by the Purchaser or divestiture of substantial assets of Koch Industries or its subsidiaries. Private parties, as well as state governments, may also bring legal action under the Antitrust Laws under certain circumstances. Based upon an examination of information provided by Koch Industries relating to the businesses in which Koch Industries and its subsidiaries are engaged, the Company believes that the acquisition of Shares by the Purchaser will not violate the Antitrust Laws. Nevertheless, there can be no assurance that a challenge to the Offer or other acquisition of Shares by the Purchaser on antitrust grounds will not be made or, if such a challenge is made, of the result.

As used in this Statement, “Antitrust Laws” shall mean and include the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other Federal and state statutes, rules, regulations, orders, decrees, administrative and judicial doctrines, and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

The European Union. Under Article 7(1) of Council Regulation EC No. 139/2004 (the “EC Merger Regulation”), a concentration generally may not be completed before it is notified to the European Commission and it has been declared not to fall within the scope of the EC Merger Regulation under Article 6(1)(a) or it has been declared to be compatible with the Common Market pursuant to a decision under Article 6(1)(b), Article 8(1) or Article 8(2) or on the basis of a presumption according to Article 10(6). Under Article 7(2), a public bid which has been notified to the European Commission may be implemented, provided that (a) the concentration is notified without delay; and (b) the acquirer does not exercise the voting rights attached to the securities in question until the conditions of Article 7(1) are satisfied or the acquirer exercises such rights only to maintain the full value of those investments, and on the basis of a derogation granted by the European Commission. The purchase of the Shares in the Offer falls under the definition of a notifiable concentration pursuant to the EC Merger Regulation.

Under the provisions of the EC Merger Regulation, the initial (Phase I) review period is 25 working days, which may be extended by 10 working days if the parties offer remedial undertakings during the initial 20 working days of the Phase I period. If the European Commission has serious doubts whether a notified transaction is compatible with the Common Market, it may initiate Phase II proceedings, which last an additional 90 to 125 working days.

The European Commission frequently scrutinizes under the EC Merger Regulation transactions such as the proposed acquisition of Georgia-Pacific pursuant to the Offer. The European Commission could take enforcement action under the EC Merger Regulation, including declaring that the concentration is incompatible with the Common Market or seeking the divestiture of Shares acquired by the parties or the divestiture of substantial assets of the Company or its subsidiaries or other forms of commitments by the parties. Based on an examination of the information provided by Koch Industries relating to the businesses in which Koch Industries and its subsidiaries are engaged, the Company believes that the Offer does not raise serious doubts as to its compatibility with the Common Market or that the Commission would require the divestiture of Shares acquired by the Purchaser or of substantial assets, or any other commitments. Nevertheless, there can be no assurance that a challenge to the Offer on competition grounds will not be made by the Commission, or, if such a challenge is made, of the result thereof.

Canada. The Competition Act (Canada) requires a pre-merger notification to the Commissioner of Competition (the “Commissioner”) for transactions that exceed certain financial thresholds and, in case of the acquisition of voting shares of a corporation, that exceed an additional threshold relating to the percentage of voting shares to which the person acquiring the interest is entitled.

If a transaction is subject to pre-merger notification, a pre-merger filing must be submitted to the Commissioner and a waiting period must expire or be waived by the Commissioner before the proposed transaction may be completed. The parties to the transaction may choose to file either a short form (which has a 14 day waiting period) or a long form (which has a 42 day waiting period), but, if the parties file a short form, the Commissioner may, within 14 days, require a long form, in which case the proposed transaction generally may not be completed until 42 days after the parties file a long form. Alternatively, where the Commissioner is satisfied by the parties to a proposed transaction that there would not be sufficient grounds on which to challenge the transaction before the Competition Tribunal (the “Tribunal”), and the parties have requested it, the Commissioner may issue an advance ruling certificate (an “ARC”), which exempts the transaction from the statutory notification requirements. If the Commissioner declines to issue an ARC, the Commissioner may nevertheless issue a no-action letter confirming that there are not sufficient grounds upon which to apply to the Tribunal for an order in respect of the transaction, and exempt the transaction from the statutory notification requirements on the basis that the information provided in support of the request for an ARC is substantially similar to that which is required under the notification provisions of the Canada Competition Act.

The Commissioner’s review of a transaction may take longer than the statutory waiting period, depending upon whether the transaction is classified by the Commissioner as non-complex, complex or very complex. Transactions designated as complex or very complex typically require a longer review period than the statutory waiting periods.

Whether or not a pre-merger filing is required, the Commissioner may apply to the Tribunal, a specialized tribunal empowered to deal with certain matters under the Canada Competition Act, with respect to a “merger” (as defined in the Canada Competition Act) and, if the Tribunal finds that the merger is likely to prevent or lessen competition substantially, it may order that the merger not proceed or, in the event that the merger has been completed, order its dissolution or the disposition of the assets or shares involved.

The transactions contemplated by the Offer and the Merger Agreement require pre-merger notification to the Commissioner and would be a “merger” for the purposes of the merger provisions of the Canada Competition Act. On November 14, 2005, the parties submitted a request that the Commissioner issue an ARC or, in the alternative, a no action letter, shortly. The parties may also make a short-form pre-merger notification filing.

The Company does not believe that any action, other than the pre-merger notification filing, is required in connection with the Offer and the Merger Agreement under the Canada Competition Act or that the Commissioner would have grounds to apply to the Tribunal for an order of the type referred to above. Nevertheless, there can be no assurance that a challenge to the Offer and the Merger Agreement on Canadian competition law grounds will not be made or, if such challenge is made, of the results.

Turkey. Under provisions of the Law on Competition, No. 4054 dated 7 December 1994, the Competition Board Communiqué No. 1997/1, as amended, and further relevant Turkish merger control law, a transaction generally may not be completed before it is notified to the Competition Board of Turkey and has been declared compatible with effective competition by the Competition Board. The purchase of the Shares pursuant to the Offer falls under the definition of a notifiable concentration pursuant to the Law on Competition, No. 4054 dated 7 December 1994 and the Competition Board Communiqué No. 1997/1, as amended.

Under the provisions of the Law on Competition, No. 4054 dated 7 December 1994 and the Competition Board Communiqué No. 1997/1, as of the date the Competition Board is notified of a transaction, the Board has to preliminarily examine the transaction within 15 days. Where the Board does not respond to or take any other action, the transaction may take effect 30 days after the date of notification.

The Purchaser notified the Competition Board of the Offer and the Merger, and provided the requisite merger submission to the Competition Board, on November 16, 2006. The statutory waiting period in Turkey is 30 calendar days, starting from the date on which a complete merger submission is filed with the Competition Board, which would mean that the statutory waiting period could expire as early as December 16, 2006. However, the Company has been advised that the representatives of the Competition Board frequently request additional information during the initial 15 day preliminary review period and, as a result, may not deem the merger submission to be complete as of the date first filed. In this case, the 30 calendar day review period would be extended until such time as the merger submission is deemed to be complete.

The Competition Board frequently scrutinizes under the Turkish merger control legislation transactions such as the proposed acquisition of the Company pursuant to the Offer. The Competition Board could take enforcement action under the Turkish merger control legislation, including declaring that the concentration is incompatible with effective competition or seeking the divestiture of Shares acquired by the parties or the divestiture of substantial assets of the Company or its subsidiaries or other forms of commitments by the parties. There can be no assurance that a challenge to the Offer on competition grounds will not be made by the Competition Board, or, if such a challenge is made, of the result thereof.

Other Foreign Jurisdictions. The Merger has also been notified in Mexico on November 16, 2005, and filings will also be made in Brazil and Argentina. It may be necessary to make additional filings relating to the acquisition of the Shares in the Offer or the Merger with governmental entities in other foreign jurisdictions. The Company is reviewing whether any such filings are required in connection with the Offer or the Merger and intends to make such filings promptly to the extent required. There can be no assurance that such governmental entities will not challenge the acquisition of the Shares on competition or other grounds, if such challenge is made of the results thereof.

The Purchaser’s Designation of Persons to be elected to the Board of Directors.

The Information Statement attached as Schedule II to this Statement is being furnished in connection with the possible designation by Parent, pursuant to the terms of the Merger Agreement, of certain persons to be elected upon consummation of the Offer to the Company’s Board of Directors, other than at a meeting of the Company’s shareholders, and such information is incorporated herein by reference.

Certain Litigation.

On November 16, 2005, Mr. Stewart Simon and Mr. Jeffrey Simon, each a purported holder of Shares, filed a class action complaint in the Superior Court of Fulton County in the State of Georgia, purportedly on behalf of themselves and all other shareholders of the Company, against the Company and the members of its board of directors. The complaint alleges, among other things, that the members of the Company’s Board of Directors breached their fiduciary and other common law duties to shareholders in connection with the transactions contemplated by the Merger Agreement. The complaint seeks certification as a class action, injunctive relief against the Offer and the Merger and, among other things, unspecified compensatory damages and an unspecified amount for costs and disbursements, including reasonable allowances for fees of plaintiffs’ counsel and reimbursement of expenses. The Company believes that the complaint is without merit and intends to vigorously defend the action.

Item 9. Material to be Filed as Exhibits.

The following exhibits are filed with this Statement:

Exhibit No.	Description
(a)(1)	Section 13 of the Offer to Purchase of Purchaser, dated November 17, 2005 (incorporated by reference to Exhibit (a)(1)(A) of the Schedule TO filed by Parent and Purchaser with the Securities and Exchange Commission on November 17, 2005).

(a)(2)	Letter to the shareholders of the Company, dated November 17, 2005.*

(a)(3)	Press release issued by the Company and Parent on November 13, 2005 (incorporated by reference to the press release filed by the Company under cover of Schedule 14D-9 with the Securities and Exchange Commission on November 14, 2005).

(e)(1)	Agreement and Plan of Merger, dated as of November 13, 2005, by and among the Company, Parent and Purchaser (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on November 14, 2005).

(e)(2)	Confidentiality Agreement, dated as of October 12, 2005, by and between the Company and Parent.

(e)(3)	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on November 14, 2005).

(e)(4)	Opinion of Goldman, Sachs & Co., dated November 13, 2005 (included as Schedule I hereto).*

(e)(5)	Information Statement of the Company, dated November 17, 2005 (included as Schedule II hereto).*

*	Included with the Statement mailed to the shareholders of the Company.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

GEORGIA-PACIFIC CORPORATION

By:	/S/ JAMES F. KELLEY
Name:	James F. Kelley
Title:	Executive Vice President and General Counsel

Dated: November 17, 2005

Schedule I

PERSONAL AND CONFIDENTIAL

November 13, 2005

Board of Directors

Georgia-Pacific Corporation

133 Peachtree Street, NE

Post Office Box 105605

Atlanta, GA 30348

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of common stock, par value $0.80 per share (the “Shares”), of Georgia-Pacific Corporation (the “Company”) of the $48.00 per Share in cash proposed to be received by holders of Shares in the Tender Offer (as defined below) and the Merger (as defined below) pursuant to the Agreement and Plan of Merger, dated as of November 13, 2005 (the “Agreement”), among Koch Industries, Inc. (“Koch”), Koch Forest Products, Inc., an indirect wholly owned subsidiary of Koch (“Koch Forest Products”), and the Company. The Agreement provides for a tender offer for all of the Shares (the “Tender Offer”) pursuant to which Koch Forest Products will pay $48.00 per Share in cash for each Share accepted. The Agreement further provides that, following completion of the Tender Offer, Koch Forest Products will be merged with and into the Company (the “Merger”) and each outstanding Share (other than dissenting Shares, Shares owned by the Company as treasury stock and Shares owned by Koch, Koch Forest Products or any other direct or indirect wholly owned subsidiary of Koch) will be converted into the right to receive $48.00 in cash.

Goldman, Sachs & Co. and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the transaction contemplated by the Agreement (the “Transaction”). We expect to receive fees for our services in connection with the Transaction, all of which are contingent upon consummation of the Transaction, and the Company has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement. In addition, we have provided certain investment banking services to the Company from time to time, including having acted as joint lead manager with respect to the offering of the Company’s 8-7/8% and 9-3/8% Senior Notes due 2010 and 2013, respectively (aggregate principal amounts of $700,000,000 and $800,000,000, respectively) in January 2003; co-lead manager with respect to the offering of the Company’s 7-3/8% Senior Notes due 2008 (aggregate principal amount of $500,000,000) in May 2003; co-manager with respect to the offering of the Company’s 8.0% Senior Notes due 2024 (aggregate principal amount of $500,000,000) in December 2003; and the Company’s financial advisor in connection with the sale of the Company’s building products distribution business in May 2004. We have provided certain investment

Board of Directors

Georgia-Pacific Corporation

November 13, 2005

Page Two

banking services to Koch from time to time, including having acted as Koch’s financial advisor in connection with the sale of Koch’s natural gas liquids business in July 2005. We also may provide investment banking services to the Company and Koch in the future. In connection with the above-described investment banking services we have received, and may receive, compensation.

In connection with the Transaction, we expect to act as a dealer manager in the Company’s offer to purchase its outstanding notes, including the 9.375% Senior Notes due 2013 (aggregate principal amount of $775,000,000), the 8.875% Senior Notes due 2010 (aggregate principal amount of $700,000,000), the 7-3/8% Senior Notes due 2008 (aggregate principal amount of $350,000,000), the 8% Senior Notes due 2014 (aggregate principal amount of $150,000,000), the 6-7/8% Senior Notes due 2007 (aggregate principal amount $300,000,000), the 7-3/4% Debentures due 2023 (aggregate principal amount $88,000,000) and the 9-1/4% Debentures due 2021 (aggregate principal amount $30,715,000). We also expect to provide the Company with a $500,000,000 senior unsecured revolving credit facility. In connection with the above-described investment banking services we may receive compensation.

Goldman, Sachs & Co. is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, risk management, hedging, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Goldman, Sachs & Co. and its affiliates may provide such services to the Company, Koch and their respective affiliates, may actively trade the debt and equity securities (or related derivative securities) of the Company for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five calendar years ended December 31, 2004; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its stockholders; and certain internal financial analyses and forecasts for the Company prepared by its management (the “Forecasts”). We also have held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company. In addition, we have reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the paper and forest products industry specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as we considered appropriate.

We have relied upon the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. In that regard, we have assumed with your consent that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Company. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its

Board of Directors

Georgia-Pacific Corporation

November 13, 2005

Page Three

consideration of the Transaction and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Tender Offer or how any holder of Shares should vote with respect to the Merger.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the $48.00 per Share in cash to be received by the holders of Shares in the Tender Offer and the Merger pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

(GOLDMAN, SACHS & CO.)

Schedule II

GEORGIA-PACIFIC CORPORATION

133 Peachtree Street

Atlanta, Georgia 30303

Information Statement Pursuant to

Section 14(f) of the Securities Exchange Act

of 1934 and Rule 14f-1 Thereunder

This Information Statement is being mailed on or about November 17, 2005 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Statement”) of the Georgia-Pacific Corporation, a Georgia corporation (the “Company”, “Georgia-Pacific”, “we”, or “us”). You are receiving this Information Statement in connection with the possible election of persons designated by Koch Forest Products, Inc. (“Purchaser”), a Georgia corporation and wholly owned subsidiary of Koch Industries, Inc., a Kansas corporation (“Parent”), to at least a majority of the seats on the Board of Directors of the Company (the “Board” or the “Board of Directors”).

On November 13, 2005, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Parent and Purchaser, pursuant to which Purchaser is required to commence a tender offer to purchase all of the outstanding shares of common stock, par value $0.80 per share, of the Company (the “Shares”), at a price per Share of $48.00, net to the seller in cash, on the terms and subject to the conditions set forth in the Offer to Purchase, dated November 17, 2005 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”). The Offer to Purchase and the Letter of Transmittal, together with any amendments or supplements thereto, collectively constitute the “Offer.” Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to the shareholders of the Company and are filed as Exhibit (a)(1)(A) and (a)(1)(B), respectively, to the Tender Offer Statement on Schedule TO filed by Purchaser and Parent (the “Schedule TO”) with the Securities and Exchange Commission (the “SEC”) on November 17, 2005.

The Merger Agreement provides that, on the terms and subject to the satisfaction or waiver of the conditions set forth therein, following completion of the Offer, and in accordance with the Georgia Business Corporations Code (the “GBCC”), Purchaser will be merged with and into the Company (the “Merger”). Following consummation of the Merger, the Company will continue as the surviving corporation and an indirect wholly-owned subsidiary of Parent. At the effective time of the Merger (the “Effective Time”), each Share then outstanding (other than treasury Shares and Shares that are owned by (i) Parent, the Purchaser or any wholly-owned subsidiary of Parent or (ii) shareholders who have properly exercised dissenters’ rights under Article 13 of the GBCC) will be converted into the right to receive cash in the amount of the Offer Price, without interest (the “Merger Consideration”).

The Offer, the Merger and the Merger Agreement are more fully described in the Statement to which this Information Statement is attached as Schedule II, which was filed by the Company with the SEC on November 17, 2005.

This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Statement.

Information set forth herein related to Parent, Purchaser or the Purchaser Designees (as identified herein) has been provided by Parent. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Statement.

Pursuant to the Merger Agreement, Purchaser commenced the Offer on November 17, 2005. The Offer is scheduled to expire at 12:00 midnight, New York City time, on December 15, 2005, unless extended in accordance with its terms.

General Information Regarding the Company

The Shares are the only class of equity securities of the Company outstanding that is entitled to vote at a meeting of the shareholders of the Company. Each Share is entitled to one vote. As of November 11, 2005, there were 260,337,551 Shares issued and outstanding. Parent and Purchaser own no Shares as of the date hereof.

Purchaser’s Right to Designate Directors to the Company’s Board of Directors

The Merger Agreement provides that, promptly following the purchase by the Purchaser pursuant to the Offer of that number of Shares which, when aggregated with the Shares then owned by Parent and any of its affiliates, represents at least a majority of the Shares then outstanding on a fully diluted basis, Purchaser shall be entitled to elect or designate, subject to compliance with Section 14(f) of the Exchange Act, such number of directors as will give Purchaser representation on the Board of Directors equal to at least that number of directors, rounded up to the next whole number, which is the product of (a) the total number of directors on the Company’s Board of Directors (giving effect to the directors elected as described in this sentence) multiplied by (b) the ratio of the number of Shares beneficially owned by Purchaser or its affiliates to the total number of Shares then outstanding. In connection with such request, the Company may either increase the size of the Company’s Board of Directors or obtain the resignation of such number of its current directors as is necessary to enable Purchaser’s designees to be elected to the Company’s Board of Directors.

After completion of the Offer and the election of the Purchaser’s designees to the Company’s Board of Directors, the Company and Koch Industries have agreed to use reasonable best efforts to cause Mr. Correll and three other directors (who are supposed to meet certain independence and other qualifications as set forth in the Merger Agreement) who are currently members of the Company’s Board of Directors to remain as directors at least until completion of the Merger.

The following table sets forth certain information with respect to the individuals Purchaser may designate to serve on the Company’s Board of Directors (each, a “Purchaser Designee”), including their respective ages as of the date hereof, current principal occupation or employment and five-year employment history. Each Purchaser Designee is a citizen of the United States.

Name	Age	Present principal occupation or employment; material positions held during past five years
Charles G. Koch	70	Chairman of the Board and Chief Executive Officer of Koch Industries since November 1967, as well as a Director of Koch Industries since March 1962. Mr. Koch began his career with Koch Industries in 1961.

Joseph W. Moeller	62	President and Chief Operating Officer of Koch Industries since August 1999 and a Director of Koch Industries since November 1987. Mr. Moeller began his career with Koch Industries in 1966.

B. R. Caffey	54	Executive Vice President and a Director of Koch Industries since March 1997. Mr. Caffey began his career with Koch Industries in 1973.

Richard H. Fink	54	Executive Vice President and a Director of Koch Industries since March 1997. Dr. Fink began his career with Koch Industries in 1990.

Name	Age	Present principal occupation or employment; material positions held during past five years

Steven J. Feilmeier	44	Senior Vice President – Chief Financial Officer of Koch Industries since May 2002. Before that, he was Vice President – Tax, Accounting and Finance of Koch Industries from January 2001 to May 2002. Mr. Feilmeier served as Vice President and Controller of KoSa B.V., a subsidiary of Koch Industries, from December 1998 to January 2001. Mr. Feilmeier began his career with Koch Industries in 1997.

John C. Pittenger	48	Senior Vice President – Corporate Strategy of Koch Industries since May 2002. Before that, he served as Senior Vice President – Strategy and Development of Koch Industries from August 2001 to May 2002, Senior Vice President – Ventures of Koch Industries from January 2001 to August 2001 and Vice President – Ventures of Koch Industries from March 1998 to December 2000. Mr. Pittenger began his career with Koch Industries in 1991.

Dale W. Gibbens	49	Vice President – Human Resources of Koch Industries since December 2003. Before that, he served as Director of Human Resources of Koch Industries from February 2001 to December 2003 and Director Human Resources – Business Groups of Koch Industries from August 1999 to February 2001. He began his career with Koch Industries in 1982.

C. Robert Buford	72	President and Chief Executive Officer of Zenith Drilling Corporation, a producer of oil and gas and provider of oil drilling equipment, since February 1966.

William G. Fielding	58	A rancher and 50% owner of Fielding Lecht Art Gallery, an art gallery in Austin, Texas. Before that, he served as Chief Operating Officer of Creekstone Farms, a processor and marketer of beef products, from January 2003 to March 2005, and President of Farmland Foods, a division of Farmland Industries, an agricultural cooperative, from January 2000 to December 2002.

Parent and Purchaser have informed the Company that each of the individuals listed above has consented to act as a director of the Company, if so designated. If necessary, Purchaser may choose additional or other Purchaser Designees, subject to the requirements of Rule 14f-1. None of the Purchaser Designees is currently a director of, or holds any position with, the Company. Parent and Purchaser have advised the Company that, to their knowledge, none of the Purchaser Designees has a familial relationship with any director or executive officer of the Company or beneficially owns any securities (or any rights to acquire any such securities) of the Company. The Company has been advised by Parent and Purchaser that, to their knowledge, none of the Purchaser Designees has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules and regulations of the SEC, other than transactions between Parent, Purchaser and the Company that have been described in the Schedule TO or the Statement.

Principal Shareholders

Common Stock Ownership

Set forth below is the number of Shares beneficially owned, as of November 14, 2005, by persons known to us to be beneficial owners of more than 5% of the outstanding Shares based solely on data furnished by such persons. Unless otherwise specifically stated in a Schedule 13G, all such persons have sole voting and investment power with respect to Shares listed.

Name	Number of Shares Beneficially Owned*	Percent of Class Beneficially Owned
Barclays Global Investors, NA 45 Freemont Street San Francisco, CA 94105	20,973,729	8.06%

Capital Research and Management Company 333 South Hope Street Los Angeles, CA 90071	19,735,900	7.6%

Morgan Stanley & Co., Inc. 1585 Broadway New York, NY 10036	17,369,696	6.68%

Vanguard Fiduciary Trust Company 500 Admiral Nelson Blvd. Malvern, PA 19355	17,788,830	6.85%

*	According to Schedule 13Gs filed with the SEC and subject to the qualifications set forth therein.

Set forth below is the number of Shares beneficially owned, as of November 14, 2005, by all directors and by each of the Named Executive Officers (defined below), and by all directors and executive officers as a group, based on data furnished by such directors and executive officers. Unless otherwise specifically stated below, all such persons have sole voting and investment power with respect to Shares listed.

	Amount and Nature of Beneficial Ownership
Name	Direct(1) and Through Plans(2)	Right to Acquire(3)	Trusteeships and Family Holdings(4)	Total		Percent of Class Beneficially Owned
James S. Balloun	10,181	10,652	2,050	22,883		*
Thomas D. Bell, Jr.	2,000	-0-	-0-	2,000		*
Jon A. Boscia	-0-	-0-	2,000	2,000		*
Barbara L. Bowles	7,416	19,045	-0-	26,461		*
Alston D. Correll	330,507	1,755,191	94,000	2,179,698		*
Donald V. Fites	19,650	10,652	-0-	30,302		*
Sir Richard V. Giordano	21,469	10,652	-0-	32,121		*
David R. Goode	15,638	10,652	-0-	26,290		*
Karen N. Horn	1,481	-0-	-0-	1,481		*
M. Douglas Ivester	15,818	10,652	-0-	26,470		*
William R. Johnson	3,498	-0-	-0-	3,498		*
Louis W. Sullivan	17,004	10,652	100	27,756		*
Lee M. Thomas	50,098	535,460	-0-	585,558		*
John D. Zeglis	7,316	10,652	-0-	17,968		*
Danny W. Huff	39,208	267,984	-0-	307,192		*
James F. Kelley	36,512	224,171	-0-	260,683		*
David J. Paterson	49,551	139,350	-0-	188,901		*
All directors and executive officers as a group (25 persons)				4,759,828	(5)	1.82%

*	Less than 1%.
(1)	This column lists unrestricted Shares over which each Director or executive officer has sole voting and investment power and restricted Shares over which they have voting power but no investment power (until restrictions lapse).
(2)	Shares allocated to personal accounts of executive officers under the Georgia-Pacific Corporation Salaried 401(k) Plan and the Georgia-Pacific Corporation Employee Stock Purchase Plan. Plan participants have sole discretion as to voting and, within limitations provided by the plan, investment of Shares. Shares are voted by the trustees in accordance with instructions from participants.
(3)	Amounts reflect vested stock options and/or stock SARs and stock options and/or stock SARs that will vest within 60 days of November 14, 2005. If Shares are acquired, the Director or executive officer would have sole discretion as to voting and investment.
(4)	The individuals involved share voting and/or investment powers with other people.
(5)	Includes an aggregate of 1,018,566 Shares, including restricted stock and stock which may be acquired through the exercise of stock options within 60 days of November 14, 2005, of which our executive officers (other than Messrs. Correll, Thomas, Huff, Paterson and Kelley) have beneficial ownership.

Current Directors and Executive Officers of the Company

Directors

Name	Age	Director Since
James S. Balloun	67	1998
Thomas D. Bell, Jr.	56	2005
Jon A. Boscia	53	2005
Alston D. Correll	64	1992
Barbara L. Bowles	58	2000
Donald V. Fites.	71	1992
Sir Richard V. Giordano	71	1984
David R. Goode	64	1992
Karen N. Horn	62	2004
M. Douglas Ivester	58	1993
William R. Johnson	56	2004
Louis W. Sullivan	72	1993
Lee M. Thomas	61	2002
John D. Zeglis	58	2001

James S. Balloun, retired Chairman and Chief Executive Officer of Acuity Brands, Inc. (manufacturer of lighting fixtures and cleaning chemicals), a position he held from October 2001 until September 2004. Mr. Balloun has been a director since 1998. His current term as a director ends in 2008. Mr. Balloun served as Chairman, Chief Executive Officer and President of National Service Industries, Inc. from 1996 until November 2001 when it spun off Acuity Brands in a tax-free distribution to its shareholders. Mr. Balloun served as a director of McKinsey & Company, Inc. from 1976 until 1996. Mr. Balloun is also a director of Radiant Systems, Inc. and Wachovia Corporation.

Thomas D. Bell, Jr., Vice Chairman and President and Chief Executive Officer of Cousins Properties Incorporated since January 2001 and January 2002, respectively. Mr. Bell was Chairman and Chief Executive Officer of Young & Rubicam, Inc. from January 2000 until November 2000; President and Chief Operating Officer from September 1999 until January 2000 and Chairman and Chief Executive Officer of Young &

Rubicam Advertising from March 1998 until August 1999. Mr. Bell is also a director of Cousins Property Incorporated, Lincoln Financial Group, AGL Resources, Inc. and Regal Entertainment Group. Mr. Bell has been a director since May 2005. His current term as a director ends in 2008.

Jon A. Boscia, Chairman and Chief Executive Officer of Lincoln Financial Group since March 2001 and July 1998, respectively. From January 1998 to March 2001, Mr. Boscia served as President of Lincoln National Corporation. Mr. Boscia is also a director of Lincoln Financial Group and Hershey Foods Corporation. Mr. Boscia has been a director since May 2005. His current term as a director ends in 2008.

Barbara L. Bowles, Chairman and Chief Executive Officer of The Kenwood Group, Inc. (an equity investment advisory firm) since 1989, has been a director since 2000. Ms. Bowles served as a director of Fort James Corporation from 1997 until the completion of our acquisition of Fort James in 2000. Her current term as a director ends in 2007. Ms. Bowles is also a director of The Black & Decker Corporation, Wisconsin Energy Corporation, Wisconsin Electric Power Company, Wisconsin Gas Company, Hyde Park Bank of Chicago and Dollar General Corporation.

Alston D. Correll, Chairman and Chief Executive Officer of the Company since December 1993 and May 1993, respectively, and President of the Company from July 1991 to September 2002, has been a director since 1992. His current term as a director ends in 2008. Mr. Correll is also a director of Norfolk Southern Corporation, Mirant Corporation and SunTrust Banks, Inc.

Donald V. Fites, retired Chairman and Chief Executive Officer of Caterpillar Inc., a position he held from 1990 until February 1999, has been a director since 1992. His current term as a director ends in 2007. Mr. Fites is also a director of AK Steel Corporation, Oshkosh Truck Corporation, Unitrin, Inc. and Wolverine World Wide, Inc.

Sir Richard V. Giordano, retired Chairman of BG Group plc (oil and gas exploration and production, distributor and seller of gas and gas supported services), a position he held from January 1994 through December 2003, has been a director since 1984 and our Lead Director since November 2002. His current term as a director ends in 2006. He is also a director of Rio Tinto plc.

David R. Goode, Chairman of Norfolk Southern Corporation since November 2005, Chairman and Chief Executive Officer from October 2004 to November 2005, Chairman, President and Chief Executive Officer from September 1992 until October 2004 and an executive officer of that company since 1985, has been a director since 1992. His current term as a director ends in 2007. Mr. Goode is also a director of Norfolk Southern Corporation, Norfolk Southern Railway Company, Caterpillar Inc., Delta Air Lines, Inc. and Texas Instruments Incorporated.

Karen N. Horn, Ph.D., retired Managing Director of Marsh Inc., a position she held from 1999 through 2003, has been a director since 2004. Prior to joining Marsh, Dr. Horn was Senior Managing Director and head of international private banking at Bankers Trust Company; Chairman and Chief Executive Officer of Bank One, Cleveland, N.A.; President of the Federal Reserve Bank of Cleveland; Treasurer of Bell of Pennsylvania; and Vice President of First National Bank of Boston. Dr. Horn has been one of our directors since 2004. Her current term as a director ends in 2007. Dr. Horn is also a director of Eli Lilly and Company, Simon Property Group and T. Rowe Price Mutual Funds. She serves as a Director of the U.S.-Russia Investment Fund (a Presidential appointment) and on the Executive Committee of the National Bureau of Economic Research.

M. Douglas Ivester, President of Deer Run Investments, LLC (an investment management company) since February 2000, has been a director since 1993. Mr. Ivester served as Chief Executive Officer of The Coca-Cola Company from October 1997 to February 2000 and as President and Chief Operating Officer from July 1994 until October 1997. His current term as a director ends in 2006. Mr. Ivester is also a director of SunTrust Banks, Inc., and S1 Corporation.

William R. Johnson, Chairman, President and Chief Executive Officer of H.J. Heinz Company, has been a director since 2004. Mr. Johnson was named President and Chief Executive Officer of H.J. Heinz Company in

1998 and assumed the additional role of Chairman in September 2000. His current term as a director ends in 2007. Mr. Johnson is also a director of H.J. Heinz Company, Grocery Manufacturers of America, Inc. and Clorox Company.

Louis W. Sullivan, M.D., President Emeritus of Morehouse School of Medicine since July 2002, has been a director since 1993. Dr. Sullivan served as President of Morehouse School of Medicine from January 1993 until July 2002 and as Secretary of the United States Department of Health and Human Services from March 1989 until January 1993. His current term as a director ends in 2006. Dr. Sullivan is also a director of Bristol-Myers Squibb Company, CIGNA Corporation, United Therapeutics, Inc., Minnesota Mining and Manufacturing Company, BioSante Pharmaceuticals, Inc. and Endovascular Instruments, Inc.

Lee M. Thomas, President and Chief Operating Officer of the Company since September 2002 and March 2003, respectively, has been a director since May 2002. Prior to becoming our President and Chief Operating Officer, Mr. Thomas served in a number of management positions with the Company, including President-Building Products and Distribution from March 2002 until September 2002, Executive Vice President-Consumer Products from August 2000 until March 2002, Executive Vice President-Paper and Chemicals from December 1997 until August 2000. His current term as a director ends in 2006. Mr. Thomas is also a director of Airgas, Inc.

John D. Zeglis, retired Chairman and Chief Executive Officer of AT&T Wireless Services, Inc., a position he held from December 1999 through November 2004, has been a director since 2001. His current term as a director ends in 2008. Mr. Zeglis served as President of AT&T Corporation from December 1997 to January 2000, Vice Chairman from June 1997 to November 1997, Senior Executive Vice President and General Counsel from 1996 to 1997 and Senior Vice President and General Counsel from 1986 to 1996. Mr. Zeglis is also a director of Helmerich and Payne Corporation and the State Farm Mutual Insurance Company.

Executive Officers

Name	Age	Position
Alston D. Correll	64	Chairman of the Board and Chief Executive Officer
Lee M. Thomas	61	President, Chief Operating Officer and a Director
Patricia A. Barnard	56	Executive Vice President—Human Resources
James E. Bostic, Jr.	58	Executive Vice President—Environmental, Government Affairs and Administrative Services
Michael C. Burandt	61	Executive Vice President—North American Consumer Products
Danny W. Huff	54	Executive Vice President—Finance and Chief Financial Officer
James F. Kelley	63	Executive Vice President and General Counsel
Steven J. Klinger.	46	Executive Vice President—Packaging
David J. Paterson	51	Executive Vice President—Building Products
William Schultz	44	President—International Consumer Products
Ronald L. Paul	62	Executive Vice President—Wood Products
George W. Wurtz III	49	Executive Vice President—Pulp and Paper
Robert P. Nelson	48	Vice President and Controller

Alston D. Correll has been Chief Executive Officer of the Company since May 1993, Chairman since December 1993 and served as President from July 1991 until September 2002. Mr. Correll has been a director of the Company since May 1992.

Lee M. Thomas has been the Company’s President and Chief Operating Officer since March 2003. Prior to that time he served as the Company’s President since September 2002. Mr. Thomas has been a director of the Company since May 2002. He served as President of the building products and distribution businesses from March 2002 until September 2002. Prior to that time, Mr. Thomas served as Executive Vice President—Consumer Products from August 2000 until March 2002.

Patricia A. Barnard has been Executive Vice President—Human Resources since January 2001. Prior to that time she served as Senior Vice President—Human Resources from March 1999 until January 2001.

James E. Bostic, Jr. has been Executive Vice President—Environmental, Government Affairs and Administrative Services since January 2001. Prior to that time, he served as Senior Vice President—Environmental, Government Affairs and Communications from February 1995 until January 2001.

Michael C. Burandt has been Executive Vice President—North American Consumer Products since November 2000. Prior to that time, he served as Senior Vice President—Packaged Products from May 1998 until November 2000.

Danny W. Huff has been Executive Vice President—Finance and Chief Financial Officer since November 1999. Prior to that time, he served as Vice President and Treasurer from February 1996 to November 1999.

James F. Kelley has been Executive Vice President and General Counsel since August 2000. Prior to that time, he served as Senior Vice President—Law and General Counsel from December 1993 until August 2000.

Steven J. Klinger has been Executive Vice President—Packaging since March 2003. Prior to that time, he served as President—Packaging from March 1, 2003 to March 28, 2003, President—Packaging Division from January 2001 until March 2003, Vice President—Packaging Operations from January 2000 until January 2002.

David J. Paterson has been Executive Vice President—Building Products since March 2003. Prior to that time he served as Executive Vice President—Pulp and Paperboard from August 2001 to March 2003, President—Paper from January 2001 until August 2001 and Senior Vice President—Communication Papers from August 2000 until January 21, 2001.

Ronald L. Paul has been Executive Vice President—Wood Products since September 1997. Prior to that time, he served as Vice President—Structural Panels and Building Products Engineering from May 1996 until September 1997.

William Schultz has been President-European Consumer Products since February 2004. Prior to that time, he served as President—Dixie, from November 2000 until February 2004, and Executive Vice President—Dixie Business with Fort James from 1998 until November 2000.

George W. Wurtz III has been Executive Vice President—Pulp and Paper since March 2003. Prior to that time, he served as President—Paper, Bleached Board and Kraft from August 2001 until March 2003, Senior Vice President—Consumer Products from November 2000 until August 2001. From 1987 until November 2000, he served in a number of management positions with Fort James, most recently as Senior Vice President—Manufacturing for North America.

Robert P. Nelson has been Vice President and Controller since May 2004. Prior to that time, he served as Vice President Finance—Consumer Products and Packaging, from July 2002 until May 2004, and as Vice President—Consumer Products from December 2000 until June 2002.

Information Regarding the Company’s Board of Directors

Board of Directors and Committees of the Board

Our Board of Directors oversees the business and affairs of the Company and monitors the performance of management. New York Stock Exchange listing standards require listed companies (other than those that qualify for and elect the “controlled company” exemption) to have a board of directors with at least a majority of independent directors. We have, and have had for many years, a majority of independent directors. The Board has determined that each current director, with the exception of Messrs. Correll and Thomas, who are employed by the Company, has no material relationship with the Company that is inconsistent with a determination that such person is independent within the meaning of our Corporate Governance Guidelines, and each qualifies as an independent director. The Board based these determinations primarily on a review of the responses of the directors and nominees to questions regarding employment and compensation history, affiliations and family and other relationships, and discussions with the directors and nominees.

The Board of Directors met six times in 2004, and Board committees met a total of 24 times in 2004. Average director attendance at all Board and committee meetings was 95%. Each member of the Board attended at least 75% of the aggregate of all Board meetings and meetings of committees on which they served in 2004, with the exception of Dr. Sullivan, who attended 71% of the aggregate of all Board meetings and meetings of committees on which he served. We expect, but do not require, directors to attend the annual meeting of shareholders, subject to compelling personal or business commitments. Last year, all of our directors, with the exception of Dr. Sullivan, attended the annual meeting of shareholders.

Our Board has four committees: the Audit Committee, Management Development and Compensation Committee, Finance Committee and Executive and Governance Committee.

Audit Committee. In 2004, James S. Balloun, Barbara L. Bowles, Karen N. Horn, M. Douglas Ivester (Chairman) and Louis W. Sullivan served as members of the Audit Committee. The Audit Committee met seven times in 2004. The primary purpose of the Audit Committee is to assist the Board in its oversight of the integrity of our financial statements, the independent auditor’s qualifications and independence, performance of our internal audit function and independent auditors, and our compliance with legal and regulatory requirements. Among other things, the Audit Committee:

•	prepares the Audit Committee Report for inclusion in the annual proxy statement;

•	appoints, evaluates and approves the compensation of our independent auditors;

•	reviews and approves the approach, scope and results of the annual audit, the audit fees and the financial statements;

•	reviews our disclosure controls and procedures, internal accounting controls, information security policies, internal audit function, and corporate policies with respect to financial information;

•	establishes procedures for the receipt, retention and treatment of complaints regarding financial and accounting methods, internal accounting controls and auditing matters, and oversees investigations into such complaints; and

•	reviews other risks that may have a significant impact on our financial statements.

During 2004, Ms. Bowles also served on the audit committees of The Black & Decker Corporation, Wisconsin Energy Corporation and its subsidiary Wisconsin Electric Power Company. Because we consider her service on the audit committees of Wisconsin Energy Corporation’s family of companies to be service to one public company due to the commonality of the issues considered by those committees, the Board has determined that such simultaneous service does not impair Ms. Bowles’ ability to effectively serve on our Audit Committee.

The Audit Committee operates under a charter, a copy of which may be viewed on our website at www.gp.com/center/governance.

Management Development and Compensation Committee. In 2004, Donald V. Fites (Chairman), Sir Richard V. Giordano, William R. Johnson and John D. Zeglis served as members of the Management Development and Compensation Committee. The Committee met six times in 2004. The primary purpose of the Committee is to establish compensation policies and procedures to ensure that we are able to attract and retain high quality leadership and that compensation is appropriate given management performance. The Committee also is responsible for determining the compensation of our Chief Executive Officer, based on an annual evaluation of his performance. Among other things, the Committee:

•	prepares the Compensation Report for inclusion in the annual proxy statement;

•	establishes our compensation philosophy and administers all aspects of our compensation program for executive officers;

•	reviews and approves the design of all equity-based and incentive compensation programs, and any other compensation programs in which any of our executive officers participate;

•	reviews and establishes at least annually the base salary levels of all of our executive officers; and

•	reviews and approves corporate goals and objectives relevant to the compensation of our Chief Executive Officer, evaluates the performance of our Chief Executive Officer in the achievement of established goals and objectives, and annually determines our Chief Executive Officer’s compensation level based on this evaluation.

The Management Development and Compensation Committee operates under a charter, a copy of which may be viewed on our website at www.gp.com/center/governance.

Finance Committee. In 2004, Barbara L. Bowles, David R. Goode, M. Douglas Ivester and James B. Williams (Chairman)* served as members of the Finance Committee. The Finance Committee met five times in 2004. The primary purpose of the Finance Committee is to review with our senior management and the Board all issues that bear upon our financial strategy and long-term financial performance. Specific duties and responsibilities of the Committee include reviewing on a regular basis:

•	our financial policies, capital structure and indebtedness;

•	our dividend policy;

•	our financial performance standards, and our performance against such standards;

•	the overall funded status, funding practices (including assumptions) and investment performance of the Company’s pension and other employee benefit plans, including their investment performance, to the extent applicable in evaluating the impact of any contribution obligations on the Company’s financial position;

•	capital expenditures; and

•	policies and procedures governing the use of financial instruments, including derivative instruments.

The Finance Committee operates under a charter, a copy of which may be viewed on our website at www.gp.com/center/governance.

Executive and Governance Committee. In 2004, Donald V. Fites, Sir Richard V. Giordano (Chairman), M. Douglas Ivester and James B. Williams* served as members of the Executive and Governance Committee. The Executive and Governance Committee met six times in 2004. The primary purpose of the Executive and Governance Committee is to act on behalf of the full Board between regularly scheduled Board meetings to

*	Mr. Williams retired from the Board effective May, 2005.

identify and recommend individuals to the Board for nomination as members of the Board and its committees, and to assist the Board in developing and implementing corporate governance principles. Among other things, the Committee:

•	seeks qualified candidates for directors, reviews the qualifications of potential nominees and makes recommendations concerning them to the Board;

•	reviews the qualifications and performance of each incumbent director prior to the expiration of his or her term;

•	recommends to the Board the structure, composition and functions of the standing committees of the Board;

•	develops and approves corporate governance principles, including our Corporate Governance Guidelines and Code of Business Conduct and Ethics, and periodically reviews those principles;

•	reviews the compensation of, and benefits for, directors; and

•	oversees the annual self-assessment of the Board and each of its committees.

The Executive and Governance Committee operates under a charter, a copy of which may be viewed on our website at www.gp.com/center/governance.

Consideration of Director Nominees

The Board of Directors has delegated to the Executive and Governance Committee the task of seeking qualified candidates for directors, reviewing the qualifications of potential nominees, including the qualifications and performance of each incumbent director prior to the expiration of his or her term, and making recommendations concerning them to the Board. While the Board believes that the Chief Executive Officer also should have direct and substantial input into the process of selecting Board nominees, the Board has the exclusive right to select Board nominees.

The Board believes that candidates for director should have certain qualifications. Our Corporate Governance Guidelines provide that potential directors should possess sound judgment, an understanding of the business issues affecting the Company, integrity and the highest personal and professional ethics. In searching for potential Board nominees, the Committee seeks directors who have a range of business, management and civic experience appropriate for the Board to discharge its responsibilities. The Board believes that its membership should include a diverse group of people with skills in various areas including manufacturing, marketing, finance, public policy and international matters. Potential board nominees should also have an awareness of environmental concerns. In the case of both incumbent and new directors, the Committee seeks persons who are able to devote significant time and effort to Board and Board committee responsibilities. The Committee also must consider whether a nominee is “independent,” based on our Bylaws, regulations of the Securities and Exchange Commission and the listing standards of the New York Stock Exchange.

The above information is contained on our website at www.gp.com/center/governance. The Board may modify the qualifications for a potential director candidate to be recommended by the Executive and Governance Committee. Please refer to our website for any changes to these qualifications.

The Committee uses its network of contacts to identify potential director candidates, but may also engage, if it deems appropriate, a professional search firm. The Committee then meets to discuss and consider such candidates’ qualifications and then chooses a candidate by majority vote.

Nominees Recommended by Shareholders

The Executive and Governance Committee will consider director candidates recommended by shareholders, provided the procedures set forth below are followed by shareholders in submitting recommendations. The

Committee does not alter the manner in which it evaluates candidates, including the minimum qualifications set forth above, based on whether the candidate was recommended by a shareholder.

Except as described below, shareholders making nominee recommendations must submit a written notice not less than 60, nor more than 75, days before the applicable shareholders meeting accompanied by:

•	the name and address of the nominating shareholder;

•	a representation that the person making the recommendation is a shareholder;

•	the class and number of shares held of record, owned beneficially and represented by proxy, by the shareholder, as well as each proposed nominee;

•	the name, age, business and residential address, and principal occupation or employment, of each proposed nominee;

•	a description of all arrangements or understandings between the shareholder and each proposed nominee; and

•	any other information regarding each nominee that is required to be included in a proxy statement filed pursuant to the rules of the Securities and Exchange Commission.

The Committee may require each proposed nominee to submit reasonable additional information that would help determine his or her eligibility to serve as a director. If less than 70 days notice or prior public disclosure of the meeting is given or made to shareholders, the notice recommending or nominating a director must be received by the 10th day following the date of the notice of the meeting or public disclosure of the meeting.

Shareholder Communications with the Board or Non-Management Directors

Shareholders and any other interested persons (including our employees) who wish to send communications to the Board or communicate directly with our non-management directors may do so by writing to the Board of Directors in care of William C. Smith III, Secretary, Georgia-Pacific Corporation, 133 Peachtree Street, N.E., Atlanta, Georgia 30303. Depending on the subject matter, we will:

•	forward the communication to the director to whom it is addressed or, in the case of communications addressed to the Board generally, to the Lead Director;

•	attempt to handle the inquiry directly where it is a request for information about the Company; or

•	not forward the communication if it is primarily commercial in nature or if it relates to an improper topic.

Complaints or concerns relating to financial and accounting methods, internal accounting controls or auditing matters should be addressed to the Chairman of the Audit Committee in care of James F. Kelley, Executive Vice President and General Counsel, at the address specified above.

Compensation of Directors

The form and amount of director compensation is determined from time to time by the Executive and Governance Committee and then recommended to the Board for action. Director compensation may take the form of cash, stock and other benefits ordinarily available to directors. Directors are reimbursed for travel and other necessary business expenses incurred in the performance of their services to the Company. Generally, the Board seeks to set director compensation at levels that fairly compensate directors for their responsibilities as directors, are consistent with compensation levels at companies of a similar size and nature to the Company, and that align the directors’ interests with the long-term interests of us and our shareholders.

To create a direct linkage with corporate performance and align more closely the long-term interests of shareholders and the Board, it is the policy of the Board that equity-based compensation constitute a meaningful portion of directors’ compensation.

During 2004, each of our non-management directors received compensation consisting of:

•	$40,000 in cash;

•	stock options to purchase Shares valued at $40,000 on the date of grant;

•	a restricted stock grant of the Company stock valued at $50,000 on the date of grant; and

•	group term life insurance in the amount of $50,000.

The Chairmen of the Management Development and Compensation Committee and the Finance Committee each received a $10,000 fee for such service. The Chairman of the Audit Committee received a $15,000 fee for such service, and the Chairman of the Executive and Governance Committee received a $20,000 fee for such service.

Directors have the option to defer all or part of the cash compensation payable to them so long as they defer at least $10,000 in each calendar year. The deferred fees (adjusted for investment gains or losses) are paid upon retirement in a single payment or in annual cash payments. A deferral gives a director the option of being paid as if such funds had been invested in shares of the Company stock, a promissory note with a floating interest rate equal to 3/4% over the six-month Treasury Bill rate, or a Standard & Poor’s 500 Index Fund.

In May 2005, upon the recommendation of the Executive and Governance Committee, the Board terminated the plans under which stock options and restricted stock grants had been issued to directors as part of their compensation, and replaced these plans with a new Outside Director Deferred Stock Unit Plan. Under this plan, beginning in 2005, each non-management director will receive a grant of stock units valued at $90,000 on the date of grant. The value of each stock unit will track the value of a single share of the Company common stock. Distributions of the stock units to directors will be made in cash upon the termination of a director’s board membership.

Upon the recommendation of the Executive and Governance Committee following its review of market data and other considerations, the Board approved the following compensation for directors for the 2005 fiscal year:

•	$50,000 in cash;

•	an award of deferred stock units valued at $90,000 on the date of grant; and

•	group term life insurance in the amount of $50,000.

During 2005, the Chairmen of the Board’s standing committees will continue to receive the fees described above for their services in such capacities.

Executive Compensation

The following table sets forth information concerning compensation paid in 2004, 2003 and 2002 to our Chief Executive Officer and our four other most highly compensated executive officers (the “Named Executive Officers”).

	Annual Compensation				Long-Term Compensation			All Other Compensation ($)(6)
					Awards		Payouts
Name and Principal Position	Year	Salary($)	Bonus ($)(1)	Other Annual Compensation ($)(2)	Securities Underlying Options / SARs(#)(3)	Performance Share Target Awards(4)	LTIP Payouts ($)(5)
Alston D. Correll Chairman and Chief Executive Officer	2004 2003 2002	1,313,088 1,236,000 1,236,000	2,854,600 1,063,000 -0-	138,096 89,663 105,636	253,650 802,750 450,000	137,250 257,950 153,050	7,007,485 -0- -0-	11,724 11,005 11,713

Lee M. Thomas President and Chief Operating Officer	2004 2003 2002	785,153 699,538 598,850	1,508,800 636,300 350,000	27,887 33,405 24,232	146,500 319,500 103,050	79,250 139,050 53,800	2,463,298 -0- -0-	17,214 16,639 7,294

Danny W. Huff Executive Vice President—Finance and Chief Financial Officer	2004 2003 2002	534,384 497,269 481,923	708,700 275,900 275,000	53,084 25,509 23,604	67,600 157,950 78,150	36,550 68,750 40,800	1,868,078 -0- -0-	11,587 10,885 10,082

David J. Paterson Executive Vice President—Building Products	2004 2003 2002	469,269 419,077 387,308	640,600 474,200 260,000	77,801 39,731 24,033	67,600 124,650 61,650	36,550 54,250 32,200	1,474,313 -0- -0-	12,060 11,885 11,162

James F. Kelley Executive Vice President and General Counsel	2004 2003 2002	530,596 497,269 484,615	626,600 275,900 260,000	84,624 71,701 35,802	53,350 124,650 61,650	28,850 54,250 32,200	1,474,313 -0- -0-	21,299 20,274 12,397

(1)	Reflects bonuses paid under our STIP, as described on pages 19-20.
(2)	Other Annual Compensation consists of annual compensation not properly categorized as salary or bonus, and includes:

		Mr. Correll	Mr. Thomas	Mr. Huff	Mr. Paterson	Mr. Kelley
Accounting and tax preparation fees	2004	$25,000	$3,875	$15,000	$2,650	$5,000
	2003	25,000	11,822	5,000	2,300	15,200
	2002	25,000	5,360	1,800	2,650	6,000
Personal use of company aircraft	2004	63,042	-0-	16,740	51,679	44,892
	2003	40,138	2,953	5,367	23,706	35,656
	2002	52,495	3,783	8,164	7,210	13,537
Automobile allowance	2004	12,515	12,515	12,515	12,515	12,515
	2003	12,515	12,515	12,515	12,515	12,515
	2002	12,515	12,515	12,515	12,515	12,515

(3)	All grants shown for 2004 are SAR grants. In 2003, Mr. Correll received a grant of 210,000 stock options and a grant of 592,750 SAR units. The 2003 grants for Messrs. Thomas, Huff, Paterson and Kelley are all SAR grants. All grants shown for 2002 are stock option grants.
(4)

Reflects the target number of Performance Shares granted at the beginning of the three-year performance period. Actual awards are determined by our three-year relative Total Shareholder Return performance compared to the established peer group. The value of actual Performance Share awards made at the end of each three-year performance period is shown under the LTIP Payouts column of the Summary Compensation Table for the year in which the actual awards were determined.
(5)	Reflects the value of actual performance share awards made at the end of the three-year performance period coinciding with the year noted in the Summary Compensation Table. Because performance results did not meet threshold goals, no awards were earned for the performance periods ending in 2003 and 2002. The total value of unvested restricted shares that were awarded for prior performance periods ending in 2000 and 2001 (based on the December 31, 2004 closing price of the Company common stock on the New York Stock Exchange of $37.48) are: Mr. Correll—$462,653, Mr. Thomas—$158,465, Mr. Huff—$32,382 Mr. Paterson—$32,382, and Mr. Kelley—$70,162.
(6)	All other compensation for 2004 consists of our contributions to the Salaried 401(k) Plan and premiums for term life insurance or TLI:

	401(k)	TLI
Mr. Correll	$-0-	$11,724
Mr. Thomas	9,575	7,639
Mr. Huff	6,150	5,437
Mr. Paterson	7,175	4,885
Mr. Kelley	9,575	11,724

Option, SAR and Performance Rights Grants

The following table sets forth information concerning the Company stock options / stock appreciation rights (SARs) that were granted to the Named Executive Officers during the fiscal year ended January 1, 2005.

Option / SAR Grants In Last Fiscal Year

	Individual Grants
Name	Number of Securities Underlying Options/ SARs Granted(1)	Percent of Total Options/SARs Granted to Employees in 2004(2)	Exercise or Base Price ($/Sh)	Expiration Date	Grant Date Present Value($)(3)
Alston D. Correll	253,650	6.9	28.10	1/31/14	2,977,851
Lee M. Thomas	146,500	4.0	28.10	1/31/14	1,719,910
Danny W. Huff	67,600	1.8	28.10	1/31/14	793,624
David J. Paterson	67,600	1.8	28.10	1/31/14	793,624
James F. Kelley	53,350	1.4	28.10	1/31/14	626,329

(1)	The 2004 grants for Messrs. Correll, Thomas, Huff, Paterson and Kelley are all SAR grants that will be settled in stock. Grants vest annually over 3 years at rates of 34%, 33% and 33% on the anniversary date of the grant. In the event of a change of control, these options and SARs become fully vested and are immediately exercisable for the remainder of their term.
(2)	A total of 3,663,000 SARs were granted in 2004, of which, 1,705,000 were SARs that will be settled in stock and 1,958,000 were SARs that will be settled in cash.
(3)	Present value was established by using the Black-Scholes valuation model and is for illustrative purposes only. The actual value, if any, depends on the market value of the underlying stock at a future date. Significant assumptions used for this calculation are shown below:

Volatility	Risk Free Rate of Return	Dividend Yield	Term	Discount for Forfeiture Risk Before Vesting	Discount for Forfeiture Risk After Vesting and Prior to Option Expiration Date
45.0%	4.27%	1.78%	10 yrs	7.75%	10.13%

The following table sets forth information concerning the exercise of the Company stock options / SARs during the fiscal year ended January 1, 2005 by the Named Executive Officers and the aggregate value of the Company stock options / SARs held by the named executive officers as of January 1, 2005.

Aggregated Option / SAR Exercises In

Last Fiscal Year And Fiscal Year-End Option / SAR Values

Name	Grant Type	Number of Shares Acquired on Exercise	Value Realized($)	Number of Securities Underlying Unexercised Options / SARs at Fiscal Year-End		Value of Unexercised In-The- Money Options / SARs($)(1)
				Exercisable	Unexercisable(2)	Exercisable	Unexercisable(2)
Alston D. Correll	Option	166,000-	1,187,330	1,450,450	288,500	14,576,385	5,052,839
	SAR	-0-	-0-	201,535	644,865	4,486,169	11,087,683
Lee M. Thomas	Option	24,000-	174,000-	432,849	52,801	3,905,126	688,524
	SAR	-0-	-0-	108,630	357,370	2,418,104	6,068,136
Danny W. Huff	Option	-0-	-0-	205,399	39,601	1,864,200	516,396
	SAR	52,650	1,010,616-	1,053	171,847	23,440	2,954,626
David J. Paterson	Option	-0-	-0-	96,021	20,345	907,945	265,299
	SAR	-0-	-0-	42,381	149,869	943,401	2,465,396
James F. Kelley	Option	24,000	-197,880	185,687	20,345	1,576,495	265,299
	SAR	30,000	-603,400-	12,381	135,619	275,601	2,331,731

(1)	These amounts represent the difference between the exercise price of the stock options / SARs and the December 31, 2004 closing price of the Company’s common stock on the New York Stock Exchange of $37.48.
(2)	All SARs were granted to these officers in 2004 and are unvested.

The following table sets forth information concerning the Company’s performance-based grants during the fiscal year ended January 1, 2005 to the Named Executive Officers.

Long-Term Incentive Plans—Performance Rights Grants In Last Fiscal Year

Name	Shares(1)	Performance Period Until Payout(2)	Grant Date Present Value($)(3)	Estimated Future Payouts in Shares Under Non-Stock Price Based Plans(4)
				Threshold	Target	Maximum
Alston D. Correll	137,250	December 31, 2006	2,978,325	68,625	137,250	274,500
Lee M. Thomas	79,250	December 31, 2006	1,719,725	39,625	79,250	158,500
Danny W. Huff	36,550	December 31, 2006	793,135	18,275	36,550	73,100
David J. Paterson	36,550	December 31, 2006	793,135	18,275	36,550	73,100
James F. Kelley	28,850	December 31, 2006	626,045	14,425	28,850	57,700

(1)	Performance rights grants pursuant to the 1997 LTIP in January 2004.
(2)	The performance period for each grant began on January 1, 2004 and ends on the date indicated.
(3)	Present value was established by using a valuation method similar to the Black-Scholes option valuation model and is for illustrative purposes only. This valuation approach is intended to reflect a present value on a salary-equivalent basis for target grants, which takes into account, among other things, the risk of not receiving an award if performance thresholds are not achieved (a discount of 16.7%), the potential increase in payout if performance is above target (a premium of 12.5%), the fact that dividends are not paid during the performance period (a discount of 5.4%) and the risk of forfeiting awards upon termination of employment (a discount of 12.9%).
(4)

If the performance goals are met, awards are made in stock at the end of the performance period. The actual amount of any award of stock is determined by our percentile total shareholder return as compared to companies designated by the Management Development and Compensation Committee as peers of the Company for the applicable performance period. For the above grants, those percentile performance targets are:

• Threshold	30th percentile
• Target	50th percentile
• Maximum	100th percentile

When total shareholder return falls between these percentile rankings, the actual shares issued will be determined by interpolation. See “Compensation Committee Report—Long-Term Equity Incentive Compensation” beginning on page II-21 for a description of the above grants. Upon the conclusion of the performance period, the payout of the award, if any, will be reported in the Summary Compensation Table.

Agreements with Executive Officers

The following summary of the general terms of agreements with our executive officers is subject to and qualified by the complete text of these agreements, forms of which have been filed with or incorporated by reference into our periodic reports under the Securities Exchange Act of 1934.

Change of Control Agreements

We have entered into change of control agreements with each of its executive officers (including the Named Executive Officers) and certain other executives, providing for payments and other benefits if an executive’s employment is terminated under certain circumstances following a “change of control” as defined in these agreements (collectively, the “Change of Control Agreements”). The payments and other benefits under these agreements are payable only if, during the three-year period following a change of control, the executive is terminated involuntarily other than for “cause” (as defined in the Change of Control Agreements), death or disability, or voluntarily terminates his or her employment for “good reason”, which generally means:

•	the assignment to the executive of any duties inconsistent in any adverse respect with the executive’s position (including offices, titles and reporting requirements) as in effect prior to the change of control, or any other action which results in a diminution in such position, authority, duties or responsibilities;

•	any failure to pay or provide compensation or benefits in accordance with the Change of Control Agreement; or

•	the executive’s place of work is relocated to a location other than (i) the Atlanta, Georgia metropolitan area or (2) where the executive was employed immediately prior to the change of control.

If, during the three-year period following a change of control, an executive terminates his or her employment for good reason or is terminated involuntarily other than for cause, then in addition to a pro rata Annual Incentive (as defined below) and any accrued salary and vacation due at the time of such termination the executive will be entitled to receive a lump-sum payment equal to:

•	three (in the case of the Named Executive Officers, Ms. Barnard and Messrs. Bostic, Burandt and Paul) or two (in the case of Messrs. Klinger, Schultz, Wurtz and Nelson and the 29 other executives with Change of Control Agreements (together, the “Other Executives”)) times the sum of the executive’s annualized base salary, plus the greater of either the average of the executive’s three (two, in the case of the Other Executives) most recent annual bonus awards, or his or her target bonus award for the year in which the change of control occurs (the “Annual Incentive”); and

•	employer contributions, and interest thereon, that would have been made under our Salaried Pension Plan and Salaried 401(k) Plan and under any non-qualified retirement plan if the executive had remained employed for three additional years (or two years, in the case of the Other Executives).

The executive also will receive (i) up to $25,000 in outplacement services, (ii) medical and welfare benefits for up to three years (two, in the case of the Other Executives) and (iii) up to three (two, in the case of the Other

Executives) years of additional age and service credit under his or her retirement agreement (as described below). Each executive who is party to a Change of Control Agreement also generally is entitled to a gross-up to pay any excise taxes pursuant to Section 4999 of the Internal Revenue Code on any payment due to the executive, whether pursuant to the Change of Control Agreement or otherwise.

Retirement Agreements

We have entered into retirement agreements with each of our executive officers (including the Named Executive Officers) and certain other executives that generally provide for various post-retirement, death and disability benefits. The normal retirement benefit provided under these agreements is an annual amount equal to 50% of the greater of:

•	the average of the highest salary and annual bonus paid to the executive during a four consecutive year period during the final 10-year period of employment; or

•	the average salary and annual bonus paid to the executive during the final four-year period of employment (or, if shorter, the full period of employment).

The normal retirement benefit is offset by an actuarial annuity equivalent of (i) employer contributions to our Salaried 401(k) Plan (to the extent accrued prior to December 31, 2001) and (ii) the executive’s benefit under our Salaried Pension Plan. Benefits terminate if the executive competes with us, solicits our customers or employees, or discloses our trade secrets or other confidential information.

The normal retirement benefits provided under these agreements are paid in the form of one of the following alternatives, at the election of the executive:

•	Alternative 1: Annually for the life of the executive; and annually for the surviving spouse’s life at 50% of the amount payable to the executive; or

•	Alternative 2: Actuarially equivalent amounts to Alternative 1, made in equal monthly payments either for the lives of the executive and the executive’s spouse, or for 120 months.

Benefits under either alternative generally are payable to the executive as follows:

Retirement Age	Minimum Years of Service	Payments Begin at	Proportionately Reduced for Retirement Below
55 to 64	15	Retirement	Age 62
Any age to 64	3	Age 62	*
65+	—	Retirement	—

*	Benefits reduced proportionately for service less than 15 years.

The following table shows the maximum estimated annual benefit payable upon retirement under our retirement agreements before reduction for offsets under our Salaried Pension Plan and our Salaried 401(k) Plan:

Estimated Annual Retirement Benefits Based on Average Compensation

	Years of Service
Average Compensation	5	10	15	20	25
$ 400,000	$ 66,667	$133,333	$ 200,000	$ 200,000	$ 200,000
600,000	100,000	200,000	300,000	300,000	300,000
800,000	133,333	266,666	400,000	400,000	400,000
1,000,000	166,666	333,333	500,000	500,000	500,000
1,500,000	250,000	500,000	750,000	750,000	750,000
2,000,000	333,333	666,666	1,000,000	1,000,000	1,000,000
2,500,000	416,666	833,333	1,250,000	1,250,000	1,250,000

The table below shows the estimated annual benefits under our retirement agreements with the Named Executive Officers. This table assumes that the retirement occurred as of January 1, 2005 at the normal retirement age of 65, without reduction for offsets provided for in such agreements. Because such benefits exceed the total of such offsetting payments, the amounts disclosed in the table below represent the estimated maximum aggregate benefits payable to the Named Executive Officers under all pension and other retirement plans.

Estimated Annual Retirement Benefit of Named Executive Officers

Based on Average Compensation (1)

	Retirement on January 1, 2005				Retirement at Age 65
	Age	Years of Credited Service	Average Compensation	Annual Benefit	Annual Benefit
Mr. Correll	63	16	$2,782,668	$1,391,334	$1,391,334
Mr. Thomas	60	11	1,160,174	425,397	580,087
Mr. Huff	53	25	812,531	406,266	406,266
Mr. Paterson	50	17	684,348	342,174	342,174
Mr. Kelley	63	11	792,053	290,419	396,027

(1)	Average Compensation, for these purposes, means only base salary (including salary deferred as before-tax contributions to the 401(k) Plan) and annual incentive bonuses, if any, and excludes any other cash or non-cash compensation items; provided, however, that for Mr. Correll Average Compensation includes the value of options granted in 2001 and 2002 of $1,372,400 and $1,000,000, respectively (years in which he received no annual incentive bonus), pursuant to an amendment of Mr. Correll’s Retirement Agreement during 2003.

Compensation Committee Report

Executive Compensation Philosophy

We continue to design our executive compensation program with the goal of attracting, retaining and rewarding quality people in a highly competitive business environment. Our annual and long-term incentive compensation strategy is performance-oriented, and is designed to link our strategic business objectives and the enhancement of shareholder returns with the compensation of our managers. We believe that our long-term stock-based incentive compensation plans align the interests of management and shareholders. The Committee has retained Hewitt Associates as an independent consultant to assist the Committee in ensuring that we have the appropriate design and mix of compensation arrangements.

Total Executive Compensation

The primary components of executive compensation are:

•	base salaries;

•	annual cash bonuses for achieving annual corporate and business unit goals; and

•	long-term, stock-based incentives consisting of stock appreciation rights (SARs) and performance rights.

Total executive compensation targets are set by us at approximately the median, or 50th percentile, of compensation practices at a cross-section of United States industrial companies. The general industry compensation comparison group includes approximately 70 companies. They represent a range of industries, and are similar to us in terms of size and complexity of operations. As selected by the Committee, this group includes companies listed in the S&P Forest Products Index, the S&P Paper Products Index and the S&P Household Products (nondurables) Index, as well as companies in other industries. This group is broader than the peer group reflected in the stock price performance graph found elsewhere in this Information Statement because we believe the industrial companies we have selected to be in our compensation peer group compete with us in the hiring and retention of executives.

The mix of these compensation components is determined by market practice, and emphasizes performance-based incentive compensation. For our executive officers, the combination of target annual and long-term incentives is approximately 70% or more of their total compensation targets. The long-term incentive component alone represents over 50% of their total compensation targets. As a result, base salary represents only 30% or less of their target compensation.

Although cash and stock-based incentive compensation targets are set at the market median of these industrial companies, actual compensation levels for our executives will be either below, at or above the market median depending upon our performance. Specifically, compensation levels will vary based on our total shareholder return performance compared to our peers, and our performance against the specific financial measures for the annual incentive plan as approved by the Committee and described below.

Base Salaries. Base salaries of all officers, including the Named Executive Officers, are set at a level approximating median pay for similar positions of the cross-section of United States industrial companies discussed above. There is some variation from the median based on individual performance, contribution to business results, and scope of responsibilities.

Annual Performance Bonuses. The annual bonus component of the Company’s total compensation program is designed to provide cash rewards for achieving performance results related to the Company’s annual business plan and operating goals.

Under the Short-Term Incentive Plan (STIP), an annual bonus pool is established and funded based solely on performance as measured against established business and/or financial goals at different levels of the Company’s operating structure. Incentive funding under the STIP depends on the degree to which overall Company and/or business unit results are achieved. Performance targets (discussed below) are set at the beginning of each year by the Committee, with performance above or below these targets resulting in proportionately higher or lower levels of bonus plan funding. Funding levels for each performance measure can range from maximum (200% of target bonus) down to threshold (50% of target bonus) level; however, no funding will occur for a specific measure unless the threshold level of performance is achieved.

Awards payable under the STIP were based on performance against various financial measures established at the beginning of 2004 in support of our 2004 business plan. The primary financial measures used in determining the 2004 STIP awards were Earnings Before Interest and Taxes, Return on Net Assets and Free Cash Flow. Performance goals based on the financial measures were established at the corporate level, division level or regional/facility level as appropriate. Threshold performance goals are set at 80% of target, with maximum performance goals established at 130% of target.

STIP target bonuses were based on a percentage of participants’ base salary and ranged from 35% to 115% for officers and 10% to 35% for all other participants. In general, the bonus pool is allocated to each participant based on the participant’s target bonus and the extent to which the Company and/or such participant’s operating group(s) meets the established business and/or financial goals. Forty percent (40%) of the amount allocated to each participant is subject to upward or downward adjustment based on individual performance. However, 40% of each Named Executive Officer’s allocated bonus may be reduced (but not increased) by the Committee, in its discretion. The sum of individual bonuses cannot exceed the total pool available under the funding formula.

For 2004, based on overall Company and/or business unit performance, participants received bonuses that averaged 153% of their target awards. Aggregate bonuses tied to specific business unit performance ranged from 40% - 200% of target awards. Aggregate bonuses tied to overall Company results were 195% of target awards.

Long-Term Equity Incentive Compensation. The long-term incentive component of the Company’s total compensation program is designed to deliver rewards in stock and/or cash based on the Company’s stock price performance, both in absolute terms and relative to peer companies.

The Long-Term Incentive Plan, or LTIP, gives us the ability to structure incentives for employees that are tied directly to the price performance of our stock. The LTIP authorizes grants of stock options, stock appreciation rights (SARs), restricted stock and performance rights with respect to our stock. The Committee has the authority under the LTIP to determine participation each year, and to set the terms and conditions of any grants and awards. Historically, the Committee has authorized grants to less than 5% of the Company’s total employee population.

On February 1, 2004, eligible participants were granted SARs, performance rights, or a combination, with respect to our stock. Each participant has a target award based on his or her salary grade or band. For participants in salary grades 36 and above, 50% of the target award economic value was delivered in SARs that will be settled in stock, with the remaining 50% provided through the performance rights program. Participants in grades 35 and below received only SARs that will be settled in cash.

On February 1, 2004 the fair market value of our stock was $28.10. This price fixed the exercise price of the stock and cash SARs. These SARs will expire on January 31, 2014 and will vest and become exercisable in substantially equal amounts over three years beginning February 1, 2005.

The performance rights provide for the issuance of stock based on the Company’s total shareholder return as compared to our peers in the S&P Forest Products Index, the S&P Paper Products Index and the S&P Household Products (nondurables) Index. The peer group for awards granted in 2004 includes Domtar Inc., International Paper Company, Kimberly-Clark Corporation, Louisiana-Pacific Corporation, MeadWestvaco, The Procter & Gamble Company, Smurfit-Stone Container Corporation, Svenska Cellulosa Aktiebolaget (SCA), Temple-Inland, and Weyerhaeuser.

Depending upon the achieved “relative” total shareholder return, 0% to 200% of the target number of shares may be awarded. Threshold awards equal to 50% of target will be earned when the Company’s total shareholder return ranks at the 30th percentile of the peer group. Target awards are earned for ranking at the 50th percentile of the peer group. Maximum awards equal to 200% of target will be earned only when the Company ranks at the top of the peer group. Awards for performance between these percentiles will be interpolated on a straight-line basis.

For the three-year performance period ending on December 31, 2004, the Company’s total shareholder return of 38.14% ranked at the 63.4th percentile of the peer group. This resulted in payouts equal to 122.16% of target awards.

Certain Other Benefits. To remain competitive in the market for a high quality management team, the Company provides its executive officers, including the Chief Executive Officer, with certain fringe benefits, including accounting and tax preparation services, a car allowance and limited use of corporate aircraft for personal reasons. For additional information regarding fringe benefits made available during 2004 to the Named Executive Officers, please see “Summary Compensation Table.”

Stock Ownership Guidelines

In keeping with the principles outlined earlier in this report, the Committee advocates stock ownership by the Company’s executives. The Committee believes that the interests of executives and the Company’s shareholders will be more closely aligned if executives own meaningful amounts of Georgia-Pacific stock. Accordingly, in January 2001, the Committee adopted stock ownership guidelines regarding the amount of Georgia-Pacific stock executive officers should own. Under the guidelines, officers subject to the ownership guidelines are expected, over time, to acquire Georgia-Pacific stock worth one to five times base salary, based on their level of responsibility. Unexercised options or SARs and unearned performance rights do not count for purposes of measuring compliance with the ownership guidelines.

The recommended time period for reaching the guidelines is five years. The Committee periodically reviews share ownership levels of those officers subject to the guidelines.

Policy on Expensing Options

In 2003, we adopted Statement of Financial Accounting Standards No. 123’s fair value method of accounting for stock-based compensation, and began expensing stock options. Prior to 2003, we accounted for our stock-based compensation plans under APB Opinion No. 25.

Policy on Income Tax Deductibility of Executive Compensation

We have generally structured our executive compensation programs with the objective that amounts paid under those programs be tax deductible. The requirements of Section 162(m) of the Internal Revenue Code of 1986, as amended, preclude the deductibility of an executive’s compensation that exceeds $1 million per year unless the compensation is paid under a performance-based plan that has been approved by shareholders. In line with our objective of complying with the requirements of Section 162(m), our shareholders have approved both the STIP and the 1997 LTIP. However, to maintain flexibility in crafting compensation programs that attract, reward and retain high quality executive officers, the Committee may elect to provide compensation outside of those requirements when it deems appropriate. The Committee believes that shareholder interests are best served by not restricting the Committee’s discretion in this regard, even though such compensation may result in non-deductible compensation expenses to the Company.

Chief Executive Officer Compensation

Mr. Correll participates in the compensation programs described in this report. His compensation for 2004 is summarized on the pages that immediately follow this report, and is determined in the same manner as compensation for other participants in these programs.

In April 2004, we increased Mr. Correll’s base salary by 3.1% to $1,275,000. For 2004, we also adjusted his target bonus to equal 115% of base salary (instead of 110% of his salary grade midpoint). Mr. Correll’s long-term incentive target award did not change from the prior year. Under the plans described above, in February 2004 we granted him target awards of 253,650 SARs and 137,250 performance rights. Mr. Correll received a bonus of $2,854,600 under the STIP for 2004. This bonus equals 195% of his target award and is consistent with aggregate bonus levels applicable to all other participants whose incentive was tied to overall Company results.

Our determination of Mr. Correll’s compensation for 2004 considered, among other factors, the following:

•	stock price appreciation that exceeded that of the Company’s peer group;

•	earnings, cash flow, and return on net assets performance that exceeded our business plan, with earnings exceeding all market expectations;

•	continued efforts to redirect our focus away from commodities and into consumer/branded products as evidenced by our successful execution of our North American tissue and towel brand repositioning;

•	reducing our debt by almost $2 billion;

•	aggressive leadership and measurable progress in achieving workplace diversity (as evidenced by our receipt of the Catalyst Award in early 2005);

•	building a strong management team and ensuring that the appropriate succession plans are in place;

•	improvements in employee morale (as measured by our annual employee survey);

•	maintaining a safe working environment (2004 was the safest year in the Company’s history); and

•	environmental stewardship.

Mr. Correll’s base salary, annual bonus and long-term incentive awards are intended to keep his opportunity for compensation competitive with chief executive officers of comparable companies in the peer group described earlier in this report over the short and long term. We believe the grants of SARs and performance rights to him are consistent with our philosophy of aligning the interests of Mr. Correll with the interests of our shareholders.

The foregoing report has been furnished by the Management Development and Compensation Committee of Georgia-Pacific’s Board of Directors.

Donald V. Fites, Chairman

Sir Richard V. Giordano

William R. Johnson

John D. Zeglis

March 10, 2005

****************

The information contained in the Compensation Committee Report shall not be deemed to be “soliciting material” or to be “filed” with the Securities and Exchange Commission, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that we specifically incorporate it by reference in such filing.

Compensation Committee Interlocks and Insider Participation

Compensation Committee Interlocks and Insider Participation

Other than his or her directorship, the members of our Management Development and Compensation Committee do not have any relationship with Georgia-Pacific, our Chief Executive Officer or any other executive officer of the Company.

Certain Transactions

The Company has in place commercial hauling arrangements with Dondor Trucking Company, Inc., which is owned by Donald G. Paul, Sr., the brother of Ronald L. Paul, the Company’s Executive Vice President-Wood Products. Dondor Trucking hauls wood chips and transports cores and logs between selected Georgia-Pacific facilities and to third party locations at competitive hauling rates. In 2004, the Company paid Dondor Trucking a total of $2.75 million for such services.

During 2004, the Audit Committee of the Board of Directors conducted a thorough review, evaluation and assessment of the transactions between the Company and Dondor Trucking and determined that the terms of the current business arrangements were comparable to those that would have been reached by unrelated parties in an arm’s-length transaction. The Committee noted that Dondor Trucking’s rates provided, and continue to provide, commercially reasonable rates to the Company. The Committee also noted that Mr. Ronald L. Paul had no involvement in arranging or otherwise negotiating contract terms with Dondor Trucking, and has no responsibility for managing this relationship. The Committee concluded that the current arrangements with Dondor Trucking do not constitute an actual conflict of interests, are fair to the Company and its shareholders, and are accompanied by appropriate controls designed to protect the Company and its shareholders.

John Pugh, Ronald L. Paul’s son-in-law, owns Pugh Enterprises, LLC and South Bay Ace Hardware and Lumber. During 2004, Pugh Enterprises and South Bay Ace Hardware and Lumber purchased approximately $1.0 million of building products from our former building products distribution business, which we sold on May 7, 2004. All such purchases were made in the ordinary course of business and were on terms substantially similar to the terms provided to our other customers.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the Company’s directors and executive officers to file with the Securities and Exchange Commission and the New York Stock Exchange reports of changes in ownership of Common Stock. Securities and Exchange Commission regulations require that such directors and executive officers furnish to Georgia-Pacific copies of all Section 16(a) reports they file. To our knowledge, based solely upon a review of the copies of such reports furnished to the Company and written representations that no other reports were required, except as noted below, all of its officers and directors complied with applicable Section 16(a) filing requirements during the fiscal year ended January 1, 2005. The sale by Mr. Steven J. Klinger of 2,500 shares of Georgia-Pacific stock in August 2004 was not reported on a timely-filed Form 4, but such transaction was subsequently reported on Form 4.

Stock Price Performance

Performance Graph

	1999	2000	2001	2002	2003	2004
Georgia-Pacific	$100	$62	$57	$33	$65	$81
S&P 500 Index	$100	$91	$81	$62	$80	$89
S&P Paper Products Index	$100	$90	$92	$74	$102	$112
S&P Paper and Forest Products Index	$100	$82	$86	$72	$100	$111

The information contained in the Five-Year Performance Graph shall not be deemed to be “soliciting material” or to be “filed” with the Securities and Exchange Commission, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that we specifically incorporate it by reference in such filing.